ecology and environment, inc.
2006 Annual Report



Working Together, Finding Solutions℠

Ecology and Environment, Inc., ("E & E" or "the Company") is a broad-based, international, environmental consulting firm whose underlying philosophy is to provide the professional skills and services necessary to support sustainable development through responsible environmental stewardship. The Company offers a wide range of environmental consulting services, including environmental planning, management, and regulatory compliance support; engineering design and operation and maintenance; environmental emergency management; and environmental sustainability. To provide these services, E & E employs specialists representing over 75 separate disciplines in the physical, biological, social, and health sciences, plus all branches of engineering. We operate from 25 U.S. offices and have subsidiaries and affiliates around the world.

The Company's traditional environmental services include environmental audits; environmental impact assessments; geographic information systems (GISs) and data management; infrastructure planning; and terrestrial, aquatic, and marine surveys. In addition, we offer expertise in air and water quality analysis and management, public and occupational health risk assessment and impact analysis, industrial hygiene, archaeology and cultural resources, and noise reduction. E & E provides environmental management and emergency response for both man-made and natural disasters. The Company's proven training and preparedness programs also enable E & E to provide comprehensive homeland security services, including logistical support, emergency response/management services, and planning and preparedness assistance. The Company has assessed potential threats, evaluated resources, developed response plans, trained personnel, and conducted exercises. E & E renders value-added services to the growing global demand for renewable energy sources. Our environmental sustainability services include the development of wind power and other increased energy diversity with work performed on liquefied natural gas (LNG) projects, Green building evaluations, and state-of-the-art software to help reduce single occupancy vehicle transportation, all of which are designed to counteract contributions towards global warming. All of our services are available worldwide.

Working Together, Finding Solutions℠ is an E & E service mark.

Printed with soy-based inks on 100% recycled paper.



E & E's project team members meet with client representatives and state and county officials to discuss sensitive habitats and species at the site of a planned wind farm in California.



E & E's Venezuelan office has been providing integrated, multidisciplinary environmental support for PDVSA's development of natural gas resources along the Paria Peninsula since 2003.

Financial Highlights

	Fiscal year ending July 31 2006	2005	Change
Net revenues ('000s)	$ 81,836	$74,461	10.0%
Net income ('000s)	2,583	(1,587)	262.8%
Net income per common share from continuing operations	0.68	(0.36)	288.9%
Net income per common share	0.64	(0.40)	260.0%
Cash dividends declared per common share	0.35	0.34	2.9%
Weighted average common shares outstanding			
Basic	3,981,226	3,962,699	0.5%
Diluted	3,988,836	3,962,699	0.7%

To Our Shareholders

E & E's net revenues for fiscal year 2006 were $81.8 million, up 10% from the $74.5 million for fiscal year 2005. Net income from all operations for fiscal year 2006 was $2.6 million or $.64 per share, compared to a net loss of $1.6 million or ($.40) per share for the prior year. The Company closed its Analytical Services Center (ASC) during fiscal year 2005, and recorded an after-tax impairment loss of $.30 per share on its assets.

Net revenues for the fourth quarter of fiscal year 2006 reached $20.5 million, an increase of $1.6 million or 8% from the $18.9 million reported for the fourth quarter of the prior year. Net income from all operations increased to $.15 per share for the fourth quarter of fiscal year 2006, up from the $.14 per share last year.

The increase in net income for fiscal year 2006 and its fourth quarter may be attributed to increased net revenues, increased staff utilization, and controlled indirect costs. The increases in net revenues were due to expansion of work for commercial clients, work related to hurricanes Katrina and Rita, and increases from our Walsh Environmental subsidiary. Our work on contracts associated with the relief efforts for hurricanes Katrina and Rita contributed $9.9 million in net revenues during fiscal year 2006. We are aggressively marketing new opportunities in this region that have arisen due to damage to wetlands and other coastal area impacts.

Net revenues from commercial clients increased $5.4 million or 55% during fiscal year 2006, thanks to increased activity on contracts related to LNG and wind power. Net revenues from Walsh Environmental were $15.1 million for fiscal year 2006, an increase of 34% from the $11.3 million achieved in fiscal year 2005. The increase in this subsidiary's net revenues was attributable primarily to increased activity in the energy fields related to mineral reserve and exploration analysis.

Management was able to control consolidated indirect costs for fiscal year 2006 and hold them at a level consistent with the previous year.

The increase in net revenues for the fourth quarter of fiscal year 2006 was attributable to increases from commercial clients and Walsh Environmental. Net revenues from commercial clients were $4.9 million, up 96% from the $2.5 million for the fourth quarter of fiscal year 2005. Walsh Environmental's net revenue reached $4.5 million for the fourth quarter of fiscal year 2006, an increase of $1.2 million over last year's fourth quarter.

Supporting Global Energy Development

Petrobras, a long-time Brazilian client, recently engaged E & E domestically to provide risk assessments for their barging operations in Staten Island, New York, and nearby Bayonne, New Jersey. We also are performing a due diligence/compliance audit supporting their acquisition of the Pasadena Refining System in Texas. We have begun work for Petrobras America on the environmental impact analysis for their planned deepwater oil field development off the Louisiana coast, which will include the first floating production, storage, and offloading (FPSO) system in the Gulf of Mexico.

In Peru, Perupetro selected our Gustavson Associates, LLC subsidiary, together with Walsh Peru, to provide independent technical assistance to identify the eight most promising new blocks for commercial development in a 3,861-square-mile (10,000 km^2) onshore area.

E & E was recently awarded a contract to provide regulatory support and prepare a third-party environmental impact statement (EIS) for the 1.4-billion standard cubic feet per day Bienville Offshore Energy Terminal deepwater port project off the Alabama coast. We are supporting Broadwater Energy in the licensing of its proposed floating LNG import



A company geologist collects an environmental sediment sample from a sea bottom core taken in Long Island Sound for the Broadwater LNG Offshore Pipeline project.


L
N
G

E & E — a Great Place to Work ...and to Commute

The Company has been recognized by the U.S. Environmental Protection Agency (EPA) as one of the "Best Workplaces for Commuters." This designation marks the firm's excellence as an environmentally and employee-friendly organization. Deemed as meeting EPA's National Standard of Excellence, E & E joins the ranks of more than 1,500 other workplaces nationwide that have made a commitment to help get employees to work safely, on time, and free of commute-related stress. See page 7 for details on our fast-growing GreenRide® Program.

GreenRide® is a registered E & E service mark



Archaeological survey of the plow fields at the location of the proposed windfarm development project, Clinton County, New York.

terminal in Long Island Sound; and we are assisting a North American subsidiary of SUEZ Energy to obtain a deepwater port license for a proposed LNG terminal located off Fort Lauderdale, Florida.

E & E is performing pipeline integrity work in Virginia for a major energy transportation company under our NiSource Master Services Agreement. We have begun analytical, consulting, and engineering work under a similar agreement with another major energy firm.

This summer, Walsh Environmental conducted two environmental and social impact assessments for seismic exploration programs, drilling, and oilfield development in Yemen. Gustavson Associates is playing a leading role as the geological consultant for the exploration of what is expected to be a major natural gas deposit in Hungary.

Helping to Produce Cleaner Energy

E & E recently began a project supporting the development of the 30-megawatt (MW) Cheyenne Wind Energy Facility in Wyoming. We received our third consecutive contract from California's Solano County Department of Resource Management to prepare a third-party environmental impact report for construction/operation of the 37-MW Montezuma Wind Energy Plant and reconductoring of 11 miles (18 km) of 230-kilovolt (kV) electric transmission line. We provided services ranging from initial feasibility assessments through facility siting in New York State for nearly a dozen wind energy sites for a private wind energy developer.

E & E has been assisting a large energy firm to develop integrated gasification combined-cycle (IGCC) clean coal plants in Delaware, New York, and Connecticut. We are currently providing them with permitting and community outreach support. We previously prepared a permit "roadmap" and community assessment for the three potential IGCC sites through Process Energy Solutions. We also are supporting the Kentucky Commerce Cabinet's engineering firm in preparing the application to the FutureGen Industrial Alliance for a proposed pilot project for a midwestern, near-zero emission, IGCC power plant. We completed an environmental review and permit feasibility study to evaluate construction issues for a 600-MW IGCC project for an energy company in the Southwest.

The Company received a basic ordering agreement from the Bonneville Power Administration to prepare environmental documentation to support transmission line siting in the Pacific Northwest. We also are providing Bonneville with floodplain and wetland assessments. We are providing environmental studies, documentation, and permitting support for the Sea Breeze Pacific Regional Transmission System, a submarine electric transmission line that will transmit hydro- and wind power from Canada to the Pacific Northwest.

E & E do Brasil was recently awarded a $1.1 million contract to provide Phase II environmental management for the construction of five hydroelectric power plants that are part of the Brazilian Incentive Program for Alternative Sources of Energy. Walsh Ecuador developed an environmental and social impact assessment and is providing environmental oversight for the first wind energy project in the Galápagos Islands. The firm also is executing an environmental assessment for Ecuador's Ministry of Environment for the first large cruise ship visits to this ecologically unique region.

Extractive and Communications Industry Projects Expand

Walsh Peru was recently awarded a contract by a National Technical Committee to perform an environmental evaluation of BHP Billiton Tintaya S.A.'s Tintaya Unit operations. The subsidiary was recently awarded two other contracts to prepare closure plans for the Ares, Selene, and Arcata mining units, as well as two Cementos Norte Pacasmayo quarries, and four Cementos Selva quarries. Walsh Environmental's Boulder, Colorado, office is supporting the Peruvian company's work at these locations.

This year, Gustavson Associates was engaged as the transaction advisor to the Afghan Ministry of Mines in completing a tender for the mineral rights for a large, high-grade copper deposit. Our subsidiary is supporting the government in all aspects of the tender effort, including technical, financial, and legal advice; bid evaluation; and negotiation support. Gustavson also prepared a resource analysis for the purchaser of the Mt. Todd gold mine in Australia's Northern Territory.



E & E performs baseline field data collection to support the Tintaya copper mine operations in Peru.



E & E biologists perform a functional assessment of disturbed wetlands in Hong Kong's globally significant Mai Po estuarine ecosystem prior to a proposed large-scale restoration program.

E & E's Work Promotes Sustainable Urban Development

The Company was recently awarded a technical support contract by the U.S. Government's Millennium Challenge Corporation (MCC) to support infrastructure programs in 23 countries by providing project management and environmental and general engineering consulting services. A team composed of E & E, Walsh Ecuador, and our Chilean subsidiary, Gestion Ambiental Consultores, is working on an MCC project in Honduras.

E & E continues to provide technical support on a wide range of environmental and occupational exposure litigation. We have been working with the City of New York since 2001 on the many health complaints arising from the collapse of the World Trade Center. Staff specialists are currently evaluating Mt. Sinai Hospital's health reports and epidemiological data to better understand the impacts associated with exposure to debris and contaminants resulting from the 9/11 fires. We also are using GIS technology to document contaminant exposure levels from different locations in lower Manhattan and critically evaluate alleged human health injury claims.

In other New York City work, we are preparing a planning study for the developer of an 18-block area in the Borough Park and Bensonhurst neighborhoods in Brooklyn. We also are performing the Phase I assessment and providing permitting/environmental support for a proposed deepwater cement terminal on Kill Van Kull Channel, off Staten Island.

Federal Business Remains Steady

In December 2005, we received a Region 10 Superfund Technical Assessment and Response Team (START III) contract to provide the U.S. Environmental Protection Agency (EPA) with technical support to clean up oil, petroleum, and hazardous substance releases in Alaska, Idaho, Oregon, and Washington. The scope of work includes elements of domestic preparedness and counterterrorism, in addition to conventional oil and chemical spill prevention and response tasks.

In July 2006, the U.S. Army Corps of Engineers ("the Corps") Ft. Worth District awarded E & E a three-year, Nationwide Architect-Engineer Indefinite Delivery Contract for Hazardous Toxic and Radioactive Waste (HTRW) Services, primarily for the Corps' Southwestern Division. The contract may be used by other Corps Districts and/or federal agencies. The Corps' Tulsa District awarded the Company a five-year, $15 million basic ordering agreement for Architect-Engineer HTRW Environmental Services within EPA Region 6. We also began work on a $1.1 million project for continued hazardous waste assessment and management related to the Hurricane Katrina cleanup in Louisiana. The Corps' Kansas City District engaged E & E to provide similar services in EPA Region 2 and the Corps' Northwestern Division. This three-year agreement could be worth up to $4 million annually.

E & E is preparing a supplemental EIS for the U.S. Navy's construction and operation of an outlying landing field to support the field carrier landing practice operations of the Super Hornet squadrons at NAS Oceana, Virginia and MCAS Cherry Point, North Carolina. Gustavson Associates is working under a Corps' contract to appraise the mineral estate on 12 private parcels that the Montana National Guard is considering acquiring to expand its artillery range in the Limestone Hills.

E & E's technical progress at the Mohonk Road Industrial Superfund Site in High Falls, New York, highlights our strong site investigation and remedial evaluation skills, as well as our design capabilities, which are provided through Ecology and Environment Engineering, PC.

We were awarded a two-year, $1.3 million task order—under our agreement with the U.S. General Services Administration's Environmental Services Schedule—to provide support to the Nuclear Regulatory Commission in preparing EISs for the decommissioning of Shieldalloy Metallurgical's Newfield, New Jersey, facility and Sequoyah Fuels' Gore, Oklahoma, facility.

The National Park Service engaged E & E for the remediation investigation and feasibility study of a former municipal landfill in Kenilworth Park, part of the Anacostia National Park in Washington, DC.

Web-Based Emergency Operations Management Programs Gain Market Acceptance

The Asset Logistics and Resource Management System (ALARMS) is a Web application, with GIS mapping capability, that E & E designed to track facilities, fleet, equipment and supplies, grant expenditures, and personnel in direct support of municipal and regional emergency operations plans. Certain versions of ALARMS also track exercises, improvement plans, training, resources, and beds/surge capacity. Our information technology staff developed ALARMS as an outgrowth of the Citywide Asset Logistics Management System (CALMS) that we developed for the New York City Office of Emergency Management, to support their disaster response capabilities.



E & E biologists study waterfowl response to military aircraft overflights.

As part of a field experiment, an environmental specialist photographs waterfowl responses to Navy Super Hornet aircraft noise in the vicinity of a proposed landing field.

Homeland Protection Services Focus Increasingly on Health Effects

In a project for the New York State Department of Health, Office of Homeland Security and Office of Emergency Management, we developed and implemented a one-month-long exercise to address public health concerns deriving from a potential pandemic influenza outbreak in western New York and in Ontario's Niagara Region. We conducted a similar flu exercise on the West Coast for the Oregon Department of Human Services. In addition, we conducted a disaster response exercise in the St. Louis, Missouri, area for the East-West Gateway Council of Governments that involved a novel pneumonic plague bioterrorism attack scenario.



As part of a New York State Office of Emergency Management project, an E & E public affairs specialist briefs concerned citizens in the vicinity of the Indian Point Nuclear Power Plant to discuss the facility's evacuation plan.



E & E specialists help to evaluate the Oregon State Public Health Division's Agency Operations Center's activities during the PandOrA statewide, full-scale exercise to test the state agency's preparedness to respond to a pandemic influenza incident.

GreenRide® Commercializes E & E's In-House Ridesharing Efforts

Shortly after its founding, the Company instituted an incentive program to encourage employees to seek means other than a singly occupied vehicle to commute to work. In 2005, management realized that our nationally recognized ridesharing program had commercial potential, so we began work on a Web-based product for public implementation by metropolitan planning organizations, transportation management associations, and transit agencies. Our ESRI-partnered geographical database covers all of North America and Europe. E & E's technical approach proved viable, and sales of our proprietary application grew. Repositioned as GreenRide® Metropolitan Edition, our semi-customized ridesharing program is now up and running at 12 agencies in 10 states.

Based on the success of our Metropolitan Edition, E & E's product team developed two "out-of-the-box" line extensions to be sold by annual subscription: GreenRide® Employer Edition—designed for use by any type of organization with 200 or more employees; and GreenRide® Campus Edition—for use by faculty, staff, and students at institutions of higher learning and secondary schools. Domestic marketing for these new products is currently rolling out.

Clients Becoming Concerned with Global Warming Effects

The Company has completed various sustainability and compliance projects. Global warming is being realized by more corporations and governments and action is beginning to occur in various ways. The changes that will be necessary to live on this planet will be major and required over a long period of time. We at E & E look forward to the opportunity to play a major role in finding solutions to a problem that is so important to our shareholders and our families. We will need more employees and resources to address this issue, as more people realize what is at stake.

Gerhard J. Neumaier, Chairman and President
November 16, 2006

Selected Consolidated Financial Data

The financial statements presented below have been reclassified to give retroactive effect to the FY 2003 discontinuance of the Company's shrimp farm operations. See note No. 20 to the Notes to Consolidated Financial Statements for additional information.

	Year ended July 31,				
	2006	2005	2004	2003	2002
	(In thousands, except share and per share amounts)				
Operating data:					
Gross revenues	$ 98,055	$ 91,351	$ 110,623	$ 116,214	$ 85,862
Net revenues	81,836	74,461	89,501	87,771	73,408
Income (loss) from operations	5,671	(1,951)	5,944	7,679	5,017
Income (loss) from continuing operations before income taxes and minority interest	5,176	(2,618)	6,000	7,421	5,146
Net income (loss) from continuing operations	$ 2,723	$ (1,424)	$ 2,632	$ 3,790	$ 3,125
Net loss from discontinued operations	(140)	(163)	(231)	(4,992)	(1,716)
Net income (loss)	$ 2,583	$ (1,587)	$ 2,401	$ (1,202)	$ 1,409
Net income (loss) per common share: basic					
Continuing operations	$ 0.68	$ (0.36)	$ 0.66	$ 0.95	$ 0.77
Discontinued operations	(0.04)	(0.04)	(0.06)	(1.25)	(0.42)
Net income (loss) per common share: basic	$ 0.64	$ (0.40)	$ 0.60	$ (0.30)	$ 0.35
Net income (loss) per common share: diluted					
Continuing operations	$ 0.68	$ (0.36)	$ 0.65	$ 0.94	$ 0.77
Discontinued operations	(0.04)	(0.04)	(0.06)	(1.23)	(0.42)
Income (loss) per common share: diluted	$ 0.64	$ (0.40)	$ 0.59	$ (0.29)	$ 0.35
Cash dividends declared per common share:					
Basic and Diluted	$ 0.35	$ 0.34	$ 0.34	$ 0.33	$ 0.32
Weighted average common shares outstanding:					
Basic	3,981,226	3,962,699	3,985,716	3,996,796	4,069,848
Diluted	3,988,836	3,962,699	4,041,242	4,050,385	4,072,694

	Year ended July 31,				
	2006	2005	2004	2003	2002
	(In thousands, except share and per share amounts)				
Balance sheet data:					
Working capital	$ 27,439	$ 27,713	$ 27,480	$ 27,479	$ 30,268
Total assets	69,152	57,305	62,504	76,382	74,471
Long-term debt	342	328	336	137	—
Shareholders' equity	37,627	36,284	39,383	38,378	41,294
Book value per share:					
Basic	$ 9.45	$ 9.16	$ 9.88	$ 9.60	$ 10.15
Diluted	$ 9.43	$ 9.16	$ 9.75	$ 9.48	$ 10.14

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating activities provided $8.4 million of cash during fiscal year 2006 compared to a source of $5.6 million of cash reported in the prior year. The increased cash flow for fiscal year 2006 was mainly attributable to a $6.3 million increase in other accrued liabilities, a $2.5 million increase in accrued payroll costs and a $1.5 million increase in income taxes payable. The increase in other accrued liabilities was mainly due to an increase in the amount owed to subcontractors for work performed on the Kuwait contract and a $2.2 million increase in billings in excess of recognized revenues, which the Company reclassifies to other accrued liabilities. Accrued payroll increased during fiscal year 2006 due to the increased staff levels at Walsh Environmental and increased accruals by the Company for employee performance bonuses. Accounts receivable and other non-current assets both contributed as uses of cash during fiscal year 2006. Accounts receivable increased $7.2 million due to an overall increase in work volume during fiscal year 2006, mainly attributable to work performed on the hurricane Katrina and Rita contracts. Other non-current assets increased $1.3 million in fiscal year 2006. The Company purchased $985,000 of new capital equipment compared to depreciation charges of $1.2 million during fiscal year 2006.

Financing activities consumed $2.2 million in cash during fiscal year 2006. Dividends in the amount of $1.4 million were paid during fiscal year 2006. The Board of Directors declared dividends of $.17 and $.18 which were paid in January and July of 2006, respectively. The Company reported $897,000 in distributions to minority partners during fiscal year 2006. Long-term debt and capital lease obligations increased $93,000 mainly due additional loans and capital leases held by the Walsh Environmental subsidiary, Walsh Peru.

The Company maintains an unsecured line of credit of $20.0 million with a bank at ½% below the prevailing prime rate. A second line of credit is available at another bank for up to $13.5 million, exclusively for letters of credit. The Company has outstanding letters of credit (LOC's) at July 31, 2006 in the amount of $1.5 million. These LOC's were obtained to secure advance payments and performance guarantees for contracts in the Middle East. After LOC's, there are no outstanding borrowings under the lines of credit and there is $32.0 million of line still available at July 31, 2006. There are no significant additional working capital requirements pending at July 31, 2006. The Company believes that cash flows from operations and borrowings against the line of credit will be sufficient to cover all working capital requirements for at least the next twelve months and the foreseeable future.

Results of Operations

Net Revenue

Fiscal Year 2006 vs 2005

Net revenues for the fiscal year 2006 were $81.8 million, up 10% from the $74.5 million reported in fiscal year 2005. The increase in net revenues is attributable to increases in work with commercial clients, work related to hurricanes Katrina and Rita, and from Walsh Environmental, one of its subsidiaries. Net revenues from commercial clients were $15.2 million during fiscal year 2006, an increase of $5.4 million from $9.8 million reported in fiscal year 2005. The increase in commercial net revenues is attributable to increased activity on energy contracts related to LNG (Liquefied Natural Gas) and wind power. The work performed on contracts associated with the relief efforts as a result of hurricanes Katrina and Rita contributed $9.9 million in net revenues during fiscal year 2006. The Company continues to aggressively market new opportunities in this region that may arise due to damage to wetlands and other coastal area impacts. Walsh Environmental reported net revenues of $15.1 million during fiscal year 2006, up 34% from the $11.3 million reported in the prior year. The increase in Walsh was

Contractual Obligations

		Payments due by period			
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$ 531,070	$ 314,605	$ 81,486	$ 51,164	$ 83,815
Capital Lease Obligations	213,776	88,577	118,724	6,475	—
Operating Lease Obligations [1]	5,500,305	1,877,852	2,108,808	1,145,238	368,407
Other Liabilities [2]	161,225	161,225	—	—	—
Total	$6,405,670	$2,442,259	$2,309,018	$1,202,877	$452,222

[1] Represents rents for office and warehouse facilities.
[2] Consists of deferred revenue on the START Region X contract.

mainly attributable to increased activity in the energy fields related to mineral reserve and exploration analysis. Net revenues from other federal clients were $2.9 million during fiscal year 2006, an increase of 107% from $1.4 million reported in fiscal year 2005. Net revenues from E & E do Brasil, one of the Company's subsidiaries, were $2.5 million during fiscal year 2006, an increase of 32% from $1.9 million reported in fiscal year 2005. Offsetting these increases were decreases in net revenues from the contracts in Saudi Arabia and Kuwait. These contracts in the Middle East decreased $3.9 million or 63%. The contracts in Saudi Arabia are 100% complete and the contracts in Kuwait are substantially complete with only minor amounts of laboratory work continuing through December 2006. Net revenues attributable to the Company's Superfund Technical Assessment and Response Team (START) contracts decreased $3.0 million during the fiscal year 2006. This decrease was due to the completion of the contracts in EPA Region III in June 2005 and EPA Region IX in December 2005. An extension was exercised on the EPA Region IX contract which extended its work through the middle of April 2006, however at a significantly reduced level. The Company was awarded a new START contract in EPA Region X in December 2005. This contract has a total maximum value, including all options, of $49.0 million over seven years.

The increase in net revenues for the fourth quarter of fiscal year 2006 was attributable to increases from commercial clients and Walsh Environmental. Net revenues from commercial clients for the fourth quarter of fiscal year 2006 were $4.9 million, a 96% increase from the $2.5 million reported in the fourth quarter of fiscal year 2005. Walsh Environmental reported net revenue of $4.5 million for the fourth quarter of fiscal year 2006, an increase of $1.2 million over the fourth quarter of the prior year. Offsetting these increases were decreases in net revenues from state clients as well as decreases in work on the Company's START contracts. Net revenues from state clients for the fourth quarter of fiscal year 2006 decreased $825,000 or 18% from the $4.7 million reported in the fourth quarter of fiscal year 2005. The decrease in state net revenues is attributable to decreased work levels on contracts in New York and Oregon. Net revenues attributable to the Company's START contracts decreased $868,000 during the fourth quarter of fiscal year 2006.

Fiscal Year 2005 vs 2004

Net revenues for the fiscal year ended July 31, 2005 were $74.5 million, down 17% from the $89.5 million reported in fiscal year 2004. The decrease was attributable to the closing of the Company's Analytical Services Center (ASC) and a drop in work performed on the contracts in Saudi Arabia and Kuwait as they approach completion. The net revenues in Saudi Arabia decreased from $16.9 million in fiscal year 2004 to $2.7 million in fiscal year 2005, while the net revenues in Kuwait decreased from $10.0 million in fiscal year 2004 to $3.5 million in fiscal year 2005. The Company closed its Analytical Services Center in Lancaster, N.Y. during the second quarter of the fiscal year 2005. As a result, ASC net revenues decreased $3.0 million for fiscal year 2005 and $1.0 million during the fourth quarter. Net revenues from U.S. Department of Defense (DOD) clients decreased $2.2 million or 18% from the $12.4 million reported in fiscal year 2004. The decrease in DOD net revenues was attributable to reduced work levels on various United States Army Corps of Engineers (USACE) and United States Air Force contracts. Net revenues from commercial clients increased $1.2 million or 14% from the $8.6 million reported in fiscal year 2004. The increase in commercial net revenues was attributable to increased activity on various LNG contracts. Net revenues from state clients increased $2.3 million or 16% from the $14.9 million reported in fiscal year 2004. The increase in state net revenues was attributable to increased work levels on contracts in Florida, Oregon and New York. The Company reported increased net revenues in Walsh Environmental, E & E do Brasil, and Gestion Ambiental Consultores (GAC), three of its subsidiaries. Net revenues from these subsidiaries increased $2.9 million, $1.5 million, and $624,000, respectively, for fiscal year 2005. The increase in Walsh was due to higher revenues from its subsidiary in Peru and the full year consolidation of Gustavson Associates. Net revenues from the three Superfund Technical Assessment and Response Team (START) contracts remained flat at approximately $10.0 million compared to fiscal year 2004. The Company's START contract in EPA Region 3 ended in June 2005 and the two remaining START contracts ended in December 2005, although an extension for up to three additional months was exercised on one of the remaining contracts.

The decrease in net revenues for the fourth quarter of fiscal year 2005 was attributable to the winding down of the contracts in Saudi Arabia and Kuwait and the closing of the ASC. Net revenues from the contracts in the Middle East decreased $4.9 million or 87% as these contracts near completion. Offsetting these decreases was an increase in net revenues from Walsh Environmental, E & E do Brasil, and GAC. Net revenues from these subsidiaries increased $661,000, $361,000, and $340,000, respectively, for the fourth quarter of fiscal year 2005. Net revenues from state clients for the fourth quarter of fiscal year 2005 increased $1.0 million or 28% from the $3.7 million reported in the fourth quarter of fiscal year 2004. The increase in state net revenues was attributable to increased work levels on contracts in Florida and New York.

Income From Continuing Operations Before Income Taxes and Minority Interest

Fiscal Year 2006 vs 2005

The Company's income from continuing operations before income taxes and minority interest for fiscal year 2006 was

$5.2 million, compared to the $2.6 million loss reported in the prior year. This increase was mainly due to increased net revenues, increased staff utilization and the impairment of the Analytical Services Center (ASC) in fiscal year 2005. The increases in net revenues and staff utilization were mainly attributable to an increase in work performed on contracts associated with the relief efforts for hurricanes Katrina and Rita as well as increased work in the Company's energy markets. As of the end of fiscal year 2006, the Company has completed the majority of the work on the relief effort contracts. The Company continues to aggressively market new opportunities in the Gulf Coast that may arise due to damage to wetlands and other coastal area impacts. E & E, Inc's employee utilization increased slightly during fiscal year 2006, compared to fiscal year 2005. Management has continued to control consolidated indirect costs and maintain them at a level consistent with fiscal year 2005. Administrative and indirect costs were $25.6 million, compared to $24.4 million reported during the prior year. The increase in Administrative and indirect costs was mainly attributable to an increase in consolidated costs from Walsh Environmental as they grew. The Company recorded a $2.8 million pretax impairment loss on the ASC during the fiscal year 2005. Interest income increased $174,000 from the $42,000 reported during fiscal year 2005. This increase was a result of interest earned on cash generated by operations.

The Company's income from continuing operations before income taxes and minority interest for the fourth quarter of fiscal year 2006 was $1.3 million, compared to the $975,000 of income reported in the fourth quarter of the prior year. Administrative and indirect costs were $6.7 million, an increase of $1.1 million from the $5.6 million reported during the fourth quarter of fiscal year 2005. The increase in Administrative and indirect costs was a result of the completion of the contracts associated with hurricanes Katrina and Rita, an overall increase in the Company's technical staff, and an increase in consolidated costs from Walsh Environmental associated with their increased staffing and net revenues. Interest income increased $72,000 from the $10,000 reported during the fourth quarter of fiscal year 2005.

Fiscal Year 2005 vs 2004

The Company's loss from continuing operations before income taxes and minority interest for fiscal year 2005 was $2.6 million, down 144% from the $6.0 million of income reported in the prior year. The decrease in income from continuing operations for the fiscal year was attributable to the Company's ASC impairment loss, reduced net revenues, increased administrative and indirect costs, and a $200,000 gain from the sale of investment securities that the Company recorded during the prior year. The Company recognized a cumulative pre-tax impairment at its ASC facility of $2.8 million during fiscal year 2005. This impairment was shown as continuing operations.

Administrative and indirect costs increased $1.6 million or 7% during fiscal year 2005. This increase was attributable to the consolidation of Gustavson Associates to Walsh Environmental, an increase in the administrative staff and office space in E & E do Brasil, and the Company's on-going compliance work in connection with the requirements of the Sarbanes-Oxley Act. The Company incurred approximately $300,000 in costs associated with the compliance work for the Sarbanes-Oxley Act during fiscal year 2005.

The Company's income from continuing operations before income taxes and minority interest for the fourth quarter of fiscal year 2005 was $975,000, compared to the $1.0 million of income reported in the fourth quarter of the prior year. Despite a 12% drop in net revenues, the percentage return on income from continuing operations before income taxes and minority interest for the fourth quarter of fiscal year 2005 decreased only slightly (after adjusting for the impairment loss at the fish farm of $442,000 in fiscal year 2004) due to the Company's efforts to control costs and maximize employee utilization. The Company recognized an impairment loss of $442,000 ($139,000 net of minority interest and taxes) during the fourth quarter of fiscal year 2004 for the long-lived assets at its fish farm operation, American Arab Aquaculture Company (AMARACO), located in Jordan.

Impairment Losses

In January 2005, the Company recognized a $1.6 million impairment loss as a result of its decision to close the ASC. At that time, the impairment of the land and buildings was determined based on the results of an independent appraisal and the equipment values were determined by equipment offers the Company had received. The impairment was precipitated by the Company's decision to close the operation rather than to sustain further losses while attempting to sell the segment as an on-going business. Continued losses incurred in this segment as a result of market price deterioration and a reduced emphasis by the Federal government on analytical laboratory testing was the basis for this decision. In April 2005, the Company recorded an additional impairment loss on its remaining ASC land and building assets in the amount of $1.2 million. This was the result of meetings with various commercial brokers that provided the Company with additional information on current market conditions affecting the value of the real estate. The reduced valuation is based on the likelihood that the facility will not be sold to an existing laboratory or research company, but will rather be sold as combination office and warehouse space. The testing equipment was sold during the third quarter of fiscal year 2005. Although all business operations have ceased, the total ASC impairment losses are shown in the accompanying financial statements as from "continuing operations" due to the uncertainty that the assets can be sold within one year under current market conditions.

Income Taxes

The effective tax rate for fiscal year 2006 has increased from 36% for the prior year (adjusted for exclusion of the re-evaluation of tax contingencies) to 43%. This increase is due mainly to the phase-out of the Extra Territorial Income Exclusion deduction available to the Company on its foreign based work and losses incurred in foreign operations for which tax benefits are not available.

The Company's tax benefit related to continuing operations for the fiscal year ended July 31, 2005 in the amount of $1.8 million reflects an additional benefit of $660,000 as a result of a change in its estimated reserves for income tax audits. These reserves were re-evaluated and a downward adjustment was made to accommodate the close-out of Internal Revenue Service audits of the Company's fiscal years 2002 and 2003 as reported to the Company in early May 2005.

American Jobs Creation Act of 2004

In October 2004, Congress passed, and the President signed into law, the American Jobs Creation Act of 2004 (the "Act"). Some key provisions of the Act affecting the Company were the repeal of the United States export tax incentive known as the extraterritorial income exclusion (EIE) and the implementation of a domestic manufacturing deduction. The EIE is phased out over the calendar years 2005 and 2006 with an exemption for binding contracts with unrelated persons entered into before September 18, 2003. These phase-out provisions will allow the Company to maintain an EIE deduction at a reduced amount through fiscal year 2007. The Company will accrue some benefits from the domestic manufacturing deduction, although such benefits are not material. Under the Act's repatriation provisions, the Company repatriated approximately $77,000 during the fourth quarter of fiscal year 2006.

Recent Accounting Pronouncements

The Company adopted FAS 123(R), Share-Based Payment, effective August 1, 2005. The Statement requires companies to expense the value of employee stock options and similar awards. Under FAS 123(R), SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. The Company adopted FAS 123(R) effective August 1, 2005. The unearned stock compensation balance of $158,993 as of July 31, 2005, which was accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), was reclassified into additional paid-in-capital upon adoption of SFAS 123(R). The impact on the Company's financial statements was not material.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement of the income statement–including the reversing effect of prior year misstatements–but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. We currently use the roll-over method for quantifying identified financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.

The Company will initially apply the provisions of SAB 108 using the cumulative effect transition method in fiscal year 2007. When we initially apply the provision of SAB 108, management anticipates that the impact on the Company's financial statements will not be material.

In June 2006, the FASB issued FIN 48, an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The Company is required to adopt FIN 48 in the fiscal year ended July 31, 2008. The Company is currently evaluating the impact of FIN 48 on its financial statements.

Critical Accounting Policies and Use of Estimates

Management's discussion and analysis of financial condition and results of operations discuss the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, income taxes, impairment of long-lived assets and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company's revenues are derived primarily from the professional and technical services performed by its employees or, in certain cases, by subcontractors engaged to perform under contracts we enter into with our clients. The revenues recognized, therefore, are derived from our ability to charge clients for those services under the contracts.

The Company employs three major types of contracts: "cost-plus contracts," "fixed-price contracts" and "time-and-materials contracts." Within each of the major contract types are variations on the basic contract mechanism. Fixed-price contracts generally present the highest level of financial and performance risk, but often also provide the highest potential financial returns. Cost-plus contracts present a lower risk, but generally provide lower returns and often include more onerous terms and conditions. Time-and-materials contracts generally represent the time spent by our professional staff at stated or negotiated billing rates.

Fixed price contracts are accounted for on the "percentage-of-completion" method, wherein revenue is recognized as project progress occurs. Time and material contracts are accounted for over the period of performance, in proportion to the costs of performance, predominately based on labor hours incurred. If an estimate of costs at completion on any contract indicates that a loss will be incurred, the entire estimated loss is charged to operations in the period the loss becomes evident.

The use of the percentage-of-completion revenue recognition method requires the use of estimates and judgment regarding the project's expected revenues, costs and the extent of progress towards completion. The Company has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that completion costs may vary from estimates.

Most of our percentage-of-completion projects follow a method which approximates the "cost-to-cost" method of determining the percentage of completion. Under the cost-to-cost method, we make periodic estimates of our progress towards project completion by analyzing costs incurred to date, plus an estimate of the amount of costs that we expect to incur until the completion of the project. Revenue is then calculated on a cumulative basis (project-to-date) as the total contract value multiplied by the current percentage-of-completion. The revenue for the current period is calculated as cumulative revenues less project revenues already recognized. The recognition of revenues and profit is dependent upon the accuracy of a variety of estimates. Such estimates are based on various judgments we make with respect to those factors and are difficult to accurately determine until the project is significantly under way.

For some contracts, using the cost-to-cost method in estimating percentage-of-completion may overstate the progress on the project. For projects where the cost-to-cost method does not appropriately reflect the progress on the projects, we use alternative methods such as actual labor hours, for measuring progress on the project and recognize revenue accordingly. For instance, in a project where a large amount of equipment is purchased or an extensive amount of mobilization is involved, including these costs in calculating the percentage-of-completion may overstate the actual progress on the project. For these types of projects, actual labor hours spent on the project may be a more appropriate measure of the progress on the project.

The Company's contracts with the U.S. government contain provisions requiring compliance with the FAR and the CAS. These regulations are generally applicable to all of the Company's federal government contracts and are partially or fully incorporated in many local and state agency contracts. They limit the recovery of certain specified indirect costs on contracts subject to the FAR. Cost-plus contracts covered by the FAR provide for upward or downward adjustments if actual recoverable costs differ from the estimate billed. Most of our federal government contracts are subject to termination at the convenience of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

Federal government contracts are subject to the FAR and some state and local governmental agencies require audits, which are performed for the most part by the EPA Office of Inspector General (EPAOIG). The EPAOIG audits overhead rates, cost proposals, incurred government contract costs, and internal control systems. During the course of its audits, the EPAOIG may question incurred costs if it believes we have accounted for such costs in a manner inconsistent with the requirements of the FAR or CAS and recommend that our U.S. government financial administrative contracting officer disallow such costs. Historically, we have not experienced significant disallowed costs as a result of such audits. However, we can provide no assurance that the EPAOIG audits will not result in material disallowances of incurred costs in the future.

The Company maintains reserves for cost disallowances on its cost-based contracts as a result of government audits. The Company recently settled fiscal years 1993 thru 1995 for amounts within the anticipated range. However, final rates have not been negotiated under these audits since 1995. The Company has estimated its exposure based on completed audits, historical experience and discussions with the government auditors. If these estimates or their related assumptions change, the Company may be required to record additional charges for disallowed costs on its government contracts.

Impairment Losses

The Company recorded an impairment loss on its shrimp farm operation in fiscal year 2003 and on its Analytical Services Center in fiscal year 2005. An estimate of the fair value of its assets was made based on external appraisals of the land and buildings and internal estimates of the realizable value of the equipment. The Company recorded an impairment loss on its fish farm operations in Jordan in fiscal year 2004. An impairment was necessary due to the uncertainty that the farm's estimated future net cash flows would be sufficient to recover the carrying value of its long-lived assets. If these estimates of the assets' fair value or their related assumptions change, the Company may be required to record additional impairment losses.

Allowance for Uncollectible Accounts

We reduce our accounts receivable and costs and accrued earnings in excess of billings on contracts in process by establishing an allowance for amounts that, in the future, may become uncollectible or unrealizable, respectively. We determine our estimated allowance for uncollectible amounts based on management's judgments regarding our operating performance related to the adequacy of the services performed, the status of change orders and claims, our experience settling change orders and claims and the financial condition of our clients, which may be dependent on the type of client and current economic conditions that the client may be subject to.

Deferred Income Taxes

We use the asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances based on our judgments and estimates are established when necessary to reduce deferred tax assets to the amount expected to be realized in future operating results. Management believes that realization of deferred tax assets in excess of the valuation allowance is more likely than not. Our estimates are based on facts and circumstances in existence as well as interpretations of existing tax regulations and laws applied to the facts and circumstances, with the help of professional tax advisors. Therefore, we estimate and provide for amounts of additional income taxes that may be assessed by the various taxing authorities.

Changes in Corporate Entities

On January 8, 2004 the Company entered into an agreement to grant a forty-eight percent stake in its Brazilian subsidiary, Ecology and Environment do Brasil, Ltda. (a limited partnership), to three new partners. The new partners are responsible for the in-country marketing and operations of the subsidiary. Any previous earnings, assets and liabilities remained with Ecology and Environment, Inc. The Company provided an $80,000 capital contribution to move the office operations from Sao Paulo to Rio de Janeiro. During fiscal year 2005, two of the local partners entered into an agreement to purchase the other local partner's shares. This purchase was completed in fiscal year 2006 and had no significant impact to the operations of the Brazilian subsidiary.

During the second quarter of fiscal year 2005, the Company formed three new subsidiaries as well as a new joint venture. These entities were formed for the purpose of obtaining future work for the Company in the Middle East, Russia, and the State of California. The new entities are as follows: MiddleEast Environmental Consultants, LLC (MEC); EEI International, LLC; EEI Environmental Services, LLC; and EEI Ward BMS Consulting Association (Joint Venture). As of July 31, 2006, only MEC and E & E Ward BMS Consulting Association were operational.

In June 2005, the Company signed an agreement to sell its 50% ownership in Beijing YiYi Ecology and Environment Engineering Co., LTD to an existing partner for $240,000. This transaction resulted in a loss of $72,000 and was recorded in the accompanying results of operations for fiscal year 2005.

During fiscal year 2005, members of Walsh Unit Holders LLC exercised their options to purchase an additional 1,146 shares of Walsh Environmental Scientists and Engineers, LLC at a cost of $30,360. This caused the E & E, Inc. ownership percentage in this company to drop by 1.7%. There are no additional purchase options outstanding as they expired on June 30, 2005. This caused a reduction in the ownership percentage of E & E, Inc. from 60% to 58.3%.

Inflation

Inflation has not had a material impact on the Company's business because a significant amount of the Company's contracts are either cost-based or contain commercial rates for services that are adjusted annually.

Quantitative and Qualitative Disclosures About Market Risk

The Company may have exposure to market risk for change in interest rates, primarily related to its investments. The Company does not have any derivative financial instruments included in its investments. The Company invests only in instruments that meet high credit quality standards. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limited default risk, market risk and reinvestment risk. As of July 31, 2006, the Company's investments consisted of short-term commercial paper and mutual funds. The Company does not expect any material loss with respect to its investments.

The Company is currently documenting, evaluating, and testing its internal controls in order to allow management to report on and attest to, and its independent public accounting firm to attest to, the Company's internal controls as of July 31, 2008 and 2009 respectively, as required by Section 404 of the Sarbanes-Oxley Act. Management continued to invest time on this endeavor during fiscal year 2006 and expects to continue its efforts through 2008. If weaknesses in our existing information and control systems are discovered that impede our ability to satisfy Sarbanes-Oxley reporting requirements, the Company must successfully and timely implement improvements to those systems. There is no assurance that the Company will be able to meet these requirements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ecology and Environment, Inc.

We have audited the accompanying consolidated balance sheet of Ecology and Environment, Inc. and its subsidiaries as of July 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Ecology and Environment, Inc. as of July 31, 2004 and for the year then ended were audited by other auditors whose report dated October 28, 2004 expressed an unqualified opinion on these statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ecology and Environment, Inc. and its subsidiaries as of July 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Schneider Downs & Co., Inc.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
October 25, 2006

Consolidated Balance Sheet

Assets	July 31, 2006	July 31, 2005
Current assets:		
Cash and cash equivalents	$ 13,094,499	$ 7,872,116
Investment securities available for sale	97,560	120,533
Contract receivables, net	37,011,377	31,372,003
Deferred income taxes	5,630,832	5,016,908
Other current assets	1,041,751	2,032,247
Total current assets	56,876,019	46,413,807
Property, building and equipment, net	7,776,232	7,967,883
Deferred income taxes	1,316,040	1,044,524
Other assets	3,184,093	1,878,984
Total assets	$ 69,152,384	$ 57,305,198

Liabilities and Shareholders' Equity

Current liabilities:		
Accounts payable	$ 6,436,260	$ 5,979,588
Accrued payroll costs	6,379,724	3,837,435
Income taxes payable	1,499,292	36,122
Deferred revenue	161,225	231,611
Current portion of long-term debt and capital lease obligations	403,182	324,071
Other accrued liabilities	14,557,729	8,291,950
Total current liabilities	29,437,412	18,700,777
Long-term debt and capital lease obligations	341,664	328,053
Minority interest	1,745,849	1,992,544
Commitments and contingencies (see note #15)	-	-
Shareholders' equity:		
Preferred stock, par value $.01 per share; authorized - 2,000,000 shares; no shares issued	-	-
Class A common stock, par value $.01 per share; Authorized - 6,000,000 shares; issued - 2,534,566 and 2,514,235 shares	25,346	25,143
Class B common stock, par value $.01 per share; Authorized - 10,000,000 shares; issued - 1,650,173 and 1,669,304 shares	16,502	16,693
Capital in excess of par value	17,684,373	17,622,172
Retained earnings	23,163,716	22,002,059
Accumulated other comprehensive income	(2,208,830)	(2,236,051)
Unearned compensation, net of tax	-	(158,993)
Treasury stock - Class A common, 102,204 and 94,235 shares; Class B common, 26,259 and 26,259 shares, at cost	(1,053,648)	(987,199)
Total shareholders' equity	37,627,459	36,283,824
Total liabilities and shareholders' equity	$ 69,152,384	$ 57,305,198

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Income

	Year ended July 31,		
	2006	2005	2004
Gross revenues	$98,054,528	$91,350,613	$110,623,427
Less: direct subcontract costs	16,219,008	16,890,103	21,122,904
Net revenues	81,835,520	74,460,510	89,500,523
Cost of professional services and other direct operating expenses	40,878,554	38,015,428	49,017,290
Gross Profit	40,956,966	36,445,082	40,483,233
Administrative and indirect operating expenses	25,557,992	24,404,071	22,797,003
Marketing and related costs	8,563,688	9,740,387	9,693,137
Depreciation	1,164,095	1,501,035	1,606,769
Long-lived asset impairment loss	-	2,750,972	442,374
Income (loss) from operations	5,671,191	(1,951,383)	5,943,950
Interest expense	(95,907)	(122,342)	(138,550)
Interest income	216,213	42,267	123,943
Other expense	(656,934)	(641,143)	(233,981)
Net foreign currency exchange gain	41,452	54,868	305,044
Income (loss) from continuing operations before income taxes and minority interest	5,176,015	(2,617,733)	6,000,406
Total income tax provision (benefit)	2,027,647	(1,824,647)	1,955,594
Net income (loss) from continuing operations before minority interest	3,148,368	(793,086)	4,044,812
Minority interest	(425,515)	(630,963)	(1,412,197)
Net income (loss) from continuing operations	2,722,853	(1,424,049)	2,632,615
Loss from discontinued operations	(226,089)	(236,635)	(354,550)
Income tax benefit on loss from discontinued operations	85,823	74,144	123,252
Net income (loss)	$ 2,582,587	$(1,586,540)	$ 2,401,317
Net income (loss) per common share: basic			
Continuing operations	$ 0.68	$ (0.36)	$ 0.66
Discontinued operations	(0.04)	(0.04)	(0.06)
Net income (loss) per common share: basic	$ 0.64	$ (0.40)	$ 0.60
Net income (loss) per common share: diluted			
Continuing operations	$ 0.68	$ (0.36)	$ 0.65
Discontinued operations	(0.04)	(0.04)	(0.06)
Net income (loss) per common share: diluted	$ 0.64	$ (0.40)	$ 0.59
Weighted average common shares outstanding: basic	3,981,226	3,962,699	3,985,716
Weighted average common shares outstanding: diluted	3,988,836	3,962,699	4,041,242

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

	Year ended July 31,		
Cash flows from operating activities:	2006	2005	2004
Net income (loss)	$ 2,582,587	$ (1,586,540)	$ 2,401,317
Net loss from discontinued operations, net of tax	(140,266)	(162,491)	(231,298)
Income (loss) from continuing operations	2,722,853	(1,424,049)	2,632,615
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Impairment of long-lived assets	-	2,750,972	442,374
Depreciation	1,164,095	1,501,035	1,606,769
Amortization	212,506	299,220	379,913
(Gain) loss on disposition of property and equipment	(12,879)	6,286	6,804
Minority interest	650,552	794,442	(86,603)
Provision for contract adjustments	1,524,049	467,954	627,028
(Increase) decrease in:			
- contracts receivable, net	(7,178,436)	4,593,343	3,632,008
- other current assets	994,348	437,474	1,074,383
- deferred income taxes	(885,440)	(1,140,159)	378,078
- other non-current assets	(1,305,109)	325,526	1,699,402
Increase (decrease) in:			
- accounts payable	456,672	(90,678)	(257,123)
- accrued payroll costs	2,542,289	(773,662)	(261,052)
- income taxes payable	1,463,170	(326,992)	(787,450)
- deferred revenue	(70,386)	(962,608)	(10,017,031)
- other accrued liabilities	6,272,730	(494,677)	(1,652,177)
Net cash provided by (used in) operating activities	8,551,014	5,963,427	(582,062)
Net cash used in discontinued operating activities (revised)	(151,069)	(161,593)	(72,900)
Cash flows provided by (used in) investing activities:			
Acquistions	-	-	(150,000)
Purchase of property, building and equipment	(985,323)	(246,290)	(1,697,088)
Proceeds from sale of investments	-	-	3,899,300
Proceeds from maturity of investments	24,750	26,136	-
Payment for the purchase of bond	(3,279)	(3,109)	(86,501)
Net cash provided by (used in) investing activities	(963,852)	(223,263)	1,965,711
Cash flows provided by (used in) financing activities:			
Dividends paid	(1,420,930)	(1,384,092)	(1,396,130)
Proceeds from debt	549,925	747,863	465,904
Repayment of debt	(457,203)	(698,729)	(2,378,226)
Distributions to minority partners	(897,247)	(184,310)	-
Net proceeds from issuance of common stock	8,700	1,812	15,938
Purchase of treasury stock	(25,077)	(530,057)	(221,275)
Net cash used in financing activities	(2,241,832)	(2,047,513)	(3,513,789)
Effect of exchange rate changes on cash and cash equivalents	28,122	100,725	(134,017)
Net increase (decrease) in cash and cash equivalents	5,222,383	3,631,783	(2,337,057)
Cash and cash equivalents at beginning of period	7,872,116	4,240,333	6,577,390
Cash and cash equivalents at end of period	$ 13,094,499	$ 7,872,116	$ 4,240,333

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Shareholders' Equity

	Class	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Compensation	Treasury Stock Shares	Treasury Stock Amount	Comprehensive Income (Loss)
Balance at July 31, 2003	A	2,469,071	$24,691	$17,467,974	$23,967,504	$(2,111,830)	$(156,552)	109,772	$(831,286)	-
	B	1,712,068	17,121							
Net income	-	-	-	-	2,401,317	-	-	-	-	2,401,317
Foreign currency translation reserve	-	-	-	-	-	(134,017)	-	-	-	(134,017)
Cash dividends paid ($.34 per share)	-	-	-	-	(1,396,130)	-	-	-	-	-
Unrealized investment gain, net	-	-	-	-	-	(90,876)	-	-	-	(90,876)
Conversion of common stock - B to A	A	30,764	308	-	-	-	-	-	-	-
	B	(30,764)	(308)	-	-	-	-	-	-	-
Repurchase of Class A common stock	-	-	-	-	-	-	-	24,326	(221,275)	-
Stock options exercised	A	2,150	22	15,916	-	-	-	-	-	-
Issuance of stock under stock award plan, net	-	-	-	111,229	-	-	(214,445)	(47,795)	367,333	-
Amortization, net of tax	-	-	-	-	-	-	177,715	-	-	-
Forfeitures	-	-	-	(2,675)	-	-	-	1,446	(8,893)	-
Balance at July 31, 2004	A	2,501,985	$25,021	$17,592,444	$24,972,691	$(2,336,723)	$(193,282)	87,749	$(694,121)	$2,176,424
	B	1,681,304	16,813							
Net loss	-	-	-	-	(1,586,540)	-	-	-	-	(1,586,540)
Foreign currency translation reserve	-	-	-	-	-	100,725	-	-	-	100,725
Cash dividends paid ($.34 per share)	-	-	-	-	(1,384,092)	-	-	-	-	-
Unrealized investment gain, net	-	-	-	-	-	(53)	-	-	-	(53)
Conversion of common stock - B to A	A	12,000	120	-	-	-	-	-	-	-
	B	(12,000)	(120)	-	-	-	-	-	-	-
Repurchase of Class A common stock	-	-	-	-	-	-	-	62,500	(530,057)	-
Stock options exercised	A	250	2	1,810	-	-	-	-	-	-
Issuance of stock under stock award plan, net	-	-	-	38,230	-	-	(134,971)	(33,531)	265,230	-
Amortization, net of tax	-	-	-	-	-	-	164,717	-	-	-
Forfeitures	-	-	-	(10,312)	-	-	4,543	3,776	(28,251)	-
Balance at July 31, 2005	A	2,514,235	$25,143	$17,622,172	$ 22,002,059	$ (2,236,051)	$(158,993)	120,494	$(987,199)	$(1,485,868)
	B	1,669,304	16,693							
Net income	-	-	-	-	2,582,587	-	-	-	-	2,582,587
Reclassification due to adoption of FAS 123R	-	-	-	(158,993)	-	-	158,993	-	-	-
Foreign currency translation reserve	-	-	-	-	-	28,122	-	-	-	28,122
Cash dividends paid ($.35 per share)	-	-	-	-	(1,420,930)	-	-	-	-	-
Unrealized investment gain, net	-	-	-	-	-	(901)	-	-	-	(901)
Conversion of common stock - B to A	A	19,131	191	-	-	-	-	-	-	-
	B	(19,131)	(191)	-	-	-	-	-	-	-
Repurchase of Class A common stock	-	-	-	-	-	-	-	2,595	(25,077)	-
Stock options exercised	A	1,200	12	8,688	-	-	-	-	-	-
Share-based compensation	-	-	-	130,277	-	-	-	-	-	-
Other	-	-	-	82,229	-	-	-	5,374	(41,372)	-
Balance at July 31, 2006	A	2,534,566	$25,346	$17,684,373	$23,163,716	$ (2,208,830)	-	128,463	$(1,053,648)	$2,609,808
	B	1,650,173	16,502							

Notes to Consolidated Financial Statements

1. Summary of Operations and Basis of Presentation

Ecology and Environment, Inc. (the Company) is an environmental consulting and testing firm whose underlying philosophy is to provide a broad range of environmental consulting services worldwide so that sustainable economic and human development may proceed with minimum negative impact on the environment. These services include environmental audits and impact assessments, hazardous material site evaluations and response programs, water and groundwater monitoring, laboratory analyses, environmental infrastructure planning and many other projects provided by the Company's multidisciplinary professional staff. Gross revenues reflected in the Company's consolidated statement of income represent services rendered for which the Company maintains a primary contractual relationship with its customers. Included in gross revenues are certain services outside the Company's normal operations which the Company has elected to subcontract to other contractors. The costs relative to such subcontract services are deducted from gross revenues to derive net revenues.

During fiscal years ended July 31, 2006, 2005 and 2004, the percentages of total net revenues derived from contracts exclusively with the United States Environmental Protection Agency (EPA) were 9%, 14% and 12%, respectively. The Company's Superfund Technical Assessment and Response Team (START) contracts accounted for the majority of the EPA net revenue. The percentage of net revenues derived from contracts with the United States Department of Defense (DOD) were 17%, 14% and 14% for fiscal years ended July 31, 2006, 2005 and 2004, respectively. The contracts in Saudi Arabia provided net revenues of 0%, 4% and 19% for fiscal years ended July 31, 2006, 2005 and 2004, respectively. The contracts in Kuwait accounted for 3%, 5% and 11% of total net revenues for fiscal years ended July 31, 2006, 2005 and 2004, respectively.

2. Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority owned subsidiaries. Also reflected in the financial statements are the 50% ownership in two Chinese operating joint ventures, Beijing YiYi Ecology and Environment Engineering Co. Ltd. and the Tianjin Green Engineering Company. These joint ventures are accounted for under the equity method. The Company's interest in Beijing YiYi Ecology and Environment Engineering Co. Ltd. was sold in June 2005. All significant intercompany transactions and balances have been eliminated.

b. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

c. Reclassifications

Certain prior year amounts were reclassified to conform to the 2006 financial statement presentation.

d. Revenue recognition

The majority of the Company's revenue is derived from environmental consulting work, with the balance derived from sample analysis (E & E Analytical Services Center) and aquaculture. The consulting revenue is principally derived from the sale of labor hours. The consulting work is performed under a mix of fixed price, cost-type, and time and material contracts. Contracts are required from all customers. Revenue is recognized as follows:

Contract Type	Work Type	Revenue Recognition Policy
Fixed Price	Consulting	Percentage of completion, approximating the ratio of total costs incurred to date to total estimated costs.
Cost-Type	Consulting	Costs as incurred. Fixed fee portion is recognized using percentage of completion determined by the percentage of level of effort (LOE) hours incurred to total LOE hours in the respective contracts.
Time and Materials	Consulting	As incurred at contract rates.
Unit Price	Laboratory/ Aquaculture	Upon completion of reports (laboratory) and upon delivery and payment from customers (aquaculture).

Substantially all of the Company's cost-type work is with federal governmental agencies and, as such, is subject to audits after contract completion. Provisions for adjustments to the revenue accrued under these cost-type contracts are provided for on an annual basis based on past settlement history. Government audits have been completed through fiscal year 2001 and are currently in process for fiscal year 2002. However, final rates have not been negotiated under these audits since 1995. The majority of the balance in the allowance for contract adjustments accounts represents a reserve against possible adjustments for the fiscal years 1996-2006.

Deferred revenue of $232,000 at July 31, 2005 represents net advances received under the Saudi and Kuwait contracts. Those advances are amortized against future progress billings over the respective contract periods. The Company has received $161,000 in deferred revenue on the START III contract as of July 31, 2006.

e. Investment securities

Investment securities have been classified as available for sale and are stated at estimated fair value. Unrealized gains or losses related to investment securities available for sale are reflected in accumulated other comprehensive income, net of applicable income taxes in the consolidated balance sheet and statement of changes in shareholders' equity. The cost of securities sold is based on the specific identification method.

f. Property, building and equipment, depreciation and amortization

Property, building and equipment are stated at cost. Office furniture and all equipment are depreciated on the straight-line method for book purposes, excluding computer equipment which is depreciated on the accelerated method for book purposes, and on accelerated methods for tax purposes over the estimated useful lives of the assets (three to seven years). The headquarters building is depreciated on the straight-line method for both book and tax purposes over an estimated useful life of 32 years. Its components are depreciated over their estimated useful lives ranging from 7 to 15 years. The analytical services center building and warehouse is depreciated on the straight-line method over an estimated useful life of 40 years for both book and tax purposes. Leasehold improvements are amortized for book purposes over the terms of the leases or the estimated useful lives of the assets, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for improvements are capitalized. When property or equipment is retired or sold, any gain or loss on the transaction is reflected in the current year's earnings.

g. Fair value of financial instruments

The carrying amount of cash and cash equivalents, contracts receivable and accounts payable at July 31, 2006 and 2005 approximate fair value. The amortized cost and estimated fair value of investment securities available for sale are fully described in Note 4. Long-term debt consists of bank loans and capitalized equipment leases. Based on the Company's assessment of the current financial market and corresponding risks associated with the debt, management believes that the carrying amount of long-term debt at July 31, 2006 and July 31, 2005 approximates fair value.

h. Translation of foreign currencies

The financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Translation adjustments are deferred in accumulated other comprehensive income.The financial statements of foreign subsidiaries located in highly inflationary economies are remeasured as if the functional currency were the U.S. dollar. The remeasurement of local currencies into U.S. dollars creates translation adjustments which are included in net income. There were no highly inflationary economy translation adjustments for fiscal years 2004 - 2006.

i. Income taxes

The Company follows the asset and liability approach to account for income taxes. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax assets will be realized. Since in some cases management has utilized estimates, the amount of the net deferred tax asset considered realizable could be reduced in the near term. No provision has been made for United States income taxes applicable to undistributed earnings of foreign subsidiaries as it is the intention of the Company to indefinitely reinvest those earnings in the operations of those entities.

j. Pension costs

The Company has a non-contributory defined contribution plan providing deferred benefits for substantially all of the Company's employees. The Company also has a supplemental defined contribution plan (SERP) to provide deferred benefits for senior executives of the Company. The annual expense of the Company's supplemental defined contribution plan is based on a percentage of eligible wages as authorized by the Company's Board of Directors. Benefits under this plan are funded as accrued. The SERP was terminated effective July 31, 2006 and balances totaling approximately $363,000 will be paid in the first quarter of fiscal year 2007.

The Company does not offer any benefits that would result in a liability under either SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" or SFAS No. 112 "Employers' Accounting for Post Employment Benefits."

k. Stock-based compensation

The Company adopted FAS 123(R), Share-Based Payment, effective August 1, 2005. The Statement requires companies to expense the value of employee stock options and similar awards. Under FAS 123(R), SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. The unearned stock compensation balance of $158,993 as of July 31, 2005, which was accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), was reclassified into additional paid-in-capital upon adoption of SFAS 123(R). Additionally, the Company elected the "short-cut" method to calculate the pool of windfall tax benefits. The impact on the Company's financial statements was not material.

l. Earnings per share

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. See Footnote No. 14.

m. Comprehensive income

Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources." The term "comprehensive income" is used to describe the total net earnings plus other comprehensive income. For the Company, other comprehensive income includes currency translation adjustments on foreign subsidiaries and unrealized gains or losses on available-for-sale securities.

n. Segment reporting

Management designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. Ecology and Environment, Inc. has three reportable segments which are differentiated by product line: consulting services, analytical laboratory services, and aquaculture. The consulting services segment provides broad based environmental service encompassing audits and impact assessments, surveys, air and water quality management, environmental engineering, environmental infrastructure planning, and industrial hygiene and occupational health studies to a worldwide base of customers. The analytical laboratory provided analytical testing services to industrial and governmental clients for the analysis of waste, soil and sediment samples.

o. Impairment of long-lived assets

The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 required that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows (undiscounted) expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. An impairment loss of $442,000 ($139,000 net of minority interest and tax) was recognized in fiscal year 2004 for the long-term assets at the Company's fish farm in Jordan. The impaired assets consisted of buildings, improvements and equipment which are continued to be held for use.

In January 2005, the Company recognized a $1.6 million impairment loss as a result of its decision to close its Analytical Services Center (ASC) located in Lancaster, New York. At that time, the impairment of the land and buildings was determined based on the results of an independent appraisal and the equipment values were determined by equipment offers the Company had received. Operations continued beyond the end of the Company's second quarter ended January 2005 and all backlog was completed by the end of February. Consequently, at January 2005 the impairment loss was shown as from continuing operations and the assets were classified as held for use.

In April 2005, the Company recorded an additional impairment loss on its remaining ASC land and building assets in the amount of $1.2 million. This was the result of information obtained from various commercial brokers in April 2005 that provided the Company with additional information on current market conditions affecting the value of the real estate. The reduced valuation is based on the likelihood that the facility will not be sold to an existing laboratory or research company, but will rather be sold as combination office and warehouse space. The testing equipment was sold during the third quarter of fiscal year 2005. Although business operations have ceased at the ASC, the impairment losses are shown in the accompanying financial statements at July 31, 2006 as from continuing operations due to the uncertainty that the remaining assets can by sold within one year under current market conditions.

p. American Jobs Creation Act of 2004

In October 2004, Congress passed, and the President signed into law, the American Jobs Creation Act of 2004 (the "Act"). Some key provisions of the act affecting the Company were the repeal of the United States export tax incentive known as the extraterritorial income exclusion (EIE) and the implementation of a domestic manufacturing deduction. The EIE is phased out over the calendar years 2005 and 2006 with an exemption for binding contracts with unrelated persons entered into before September 18, 2003. These phase-out provisions will allow the Company to maintain an EIE deduction of an undeterminable amount through fiscal year 2007. The Company believes that it will accrue some benefits from the domestic manufacturing deduction, although such benefits are not expected to be material. The domestic manufacturing deduction will be phased in over a six-year period beginning with the Company's fiscal year 2005. Under the Act's repatriation provisions, the Company repatriated approximately $77,000 during the fourth quarter of fiscal year 2006.

q. Cash flow revision

The Company has revised its 2005 and 2004 consolidated statement of cash flows to separately disclose operating, investing and financing portions of cash flows attributable to discontinued operations. The Company had previously reported these as separate amounts with cash flows from continuing operations within each category.

3. Cash and Cash Equivalents

The Company's policy is to invest cash in excess of operating requirements in income-producing short-term investments. At July 31, 2006 and 2005, short-term investments consist of commercial paper and money market funds and are carried at cost. Short-term investments amounted to approximately $55,000 and $52,000 at July 31, 2006 and 2005, respectively, and are reflected in cash and cash equivalents in the accompanying consolidated balance sheet and statement of cash flows.

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest amounted to approximately $96,000, $122,000, and $139,000 in fiscal years 2006, 2005 and 2004, respectively. Cash paid for income taxes amounted to approximately $1.3 million, $897,000, and $2.3 million in fiscal years 2006, 2005 and 2004, respectively.

4. Investment Securities

The amortized cost and estimated fair values of investment securities were as follows:

July 31, 2006	Amortized Cost	Gross Unrealized Gains	Estimated Fair Value
Investment securities available for sale:			
Mutual funds	$ 92,638	$ 4,922	$ 97,560
July 31, 2005			
Investment securities available for sale:			
Mutual funds	$ 89,359	$ 6,424	$ 95,783
Municipal notes and bonds	24,750	–	24,750
	$114,100	$ 6,424	$120,533

During fiscal year 2004, the Company sold mutual funds valuing $3,899,300. There were no sales of investment securities recorded in fiscal years 2006 and 2005.

5. Contract Receivables, net

	July 31 2006	2005
United States government -		
Billed	$3,040,081	$2,418,683
Unbilled	3,454,074	3,801,977
	6,494,155	6,220,660
Industrial customers and state and municipal governments -		
Billed	29,481,874	22,065,280
Unbilled	3,360,808	5,348,293
	32,842,682	27,413,573
Less allowance for doubtful accounts and contract adjustments -	(2,325,460)	(2,262,230)
	$37,011,377	$31,372,003

United States government receivables arise from long-term U.S. government prime contracts and subcontracts. Unbilled receivables result from revenues which have been earned, but are not billed as of period-end. The above unbilled balances are comprised of incurred costs plus fees not yet processed and billed; and differences between year-to-date provisional billings and year-to-date actual contract costs incurred and fees earned of approximately ($683,000) at July 31, 2006 and $179,000 at July 31, 2005. Management anticipates that the July 31, 2006 unbilled receivables will be substantially billed and collected in fiscal year 2007. Included in the balance of receivables for industrial customers and state and municipal customers are receivables due under the contracts in Kuwait and Saudi Arabia of $12.2 million and $8.5 million at July 31, 2006 and 2005, respectively. Within the above billed balances are contractual retainages in the amount of approximately $764,000 at July 31, 2006 and $713,000 at July 31, 2005. Management anticipates that the July 31, 2006 retainage balance will be substantially collected in fiscal year 2007. Included in other accrued liabilities is an additional allowance for contract adjustments relating to potential cost disallowances on amounts billed and collected in current and prior years' projects of approximately $3.4 million at July 31, 2006 and $2.5 million at July 31, 2005. Also included in other accrued liabilities is a reclassification of billings in excess of recognized revenues of approximately $4.0 million at July 31, 2006 and $1.8 million at July 31, 2005. An allowance for contract adjustments is recorded for contract disputes and government audits when the amounts are estimatable.

The contracts in Saudi Arabia are through the Company's majority-owned (66 2/3%) subsidiary, Ecology and Environment of Saudi Arabia Co., LTD. (EESAL). The Company has an agreement with its minority shareholder to divide any profits in EESAL from the current contracts equally, and to pay to the minority shareholder a commission of 5% of the total contract values. The commission and additional profit sharing covers on-going representation in the Kingdom, logistical support including the negotiation and procurement of Saudi national personnel, facilities, equipment, licenses, permits, and any other support deemed necessary in the implementation and performance of the Saudi contracts. As of July 31, 2006, the Company has incurred expense of $1,991,000 ($15,000 in fiscal year 2006, $141,000 in fiscal year 2005, $944,000 in fiscal year 2004, $505,000 in fiscal year 2003 and $386,000 in fiscal year 2002) under the terms of this commission agreement.

6. Property, Building and Equipment, net

	July 31 2006	July 31 2005
Land	$ 543,051	$ 543,051
Buildings	11,112,042	11,099,757
Laboratory and other equipment	2,917,387	2,802,880
Information technology equipment	5,815,183	5,281,679
Office furniture and equipment	2,211,654	2,140,598
Leasehold improvements and other	1,431,521	1,302,449
	$24,030,838	$23,170,414
Less accumulated depreciation and amortization	(16,254,606)	(15,202,531)
	$ 7,776,232	$ 7,967,883

7. Line of Credit

The Company maintains an unsecured line of credit available for working capital and letters of credit of $20 million with a bank at one-half percent below the prevailing prime rate. A second line of credit has been established at another bank for up to $13.5 million exclusively for letters of credit and is renewed annually. At July 31, 2006 and 2005, the Company had letters of credit outstanding totaling approximately $1.5 million and $2.4 million, respectively. At July 31, 2006 and 2005, there were no borrowings for working capital against the lines of credit. The Company is in compliance with all bank loan covenants at July 31, 2006.

8. Debt and Capital Lease Obligations

Debt inclusive of capital lease obligations at July 31 consists of the following:

	FY 2006	FY 2005
Various bank loans and advances at interest rates ranging from 5% to 14-½%	$531,070	$508,978
Capital lease obligations at varying interest rates averaging 12%	213,776	143,146
	744,846	652,124
Less: current portion of debt and capital lease obligations	(403,182)	(324,071)
Long-term debt and capital lease	$341,664	$328,053

The aggregate maturities of long-term debt and capital lease obligations at July 31, 2006 are as follows:

	Amount
FY 2007	$403,182
FY 2008	139,845
FY 2009	60,365
FY 2010	31,292
FY 2011	26,347
Thereafter	83,815
	$744,846

9. Income Taxes

Income (loss) from continuing operations, net of minority interests, before provision (benefit) for income taxes consists of:

	Fiscal Year 2006	2005	2004
US	$5,027,092	$(3,534,726)	$4,319,267
Foreign	(276,592)	286,030	268,942
	$4,750,500	$(3,248,696)	$4,588,209

The income tax provision (benefit) from continuing operations, net of minority interests, consists of the following:

	Fiscal Year 2006	2005	2004
Current:			
Federal	$2,340,755	$(828,582)	$ 692,639
State	369,118	103,991	113,136
Foreign	328,330	169,443	909,812
	$3,038,203	$(555,148)	$1,715,587
Deferred:			
Federal	$ (926,101)	$ (1,074,049)	$ 189,779
State	(84,455)	(195,450)	50,228
	$(1,010,556)	$ (1,269,499)	$ 240,007
	$ 2,027,647	$ (1,824,647)	$1,955,594

The provision (benefit) for income taxes on income (loss) from continuing operations, net of minority interests, differs from the federal statutory rate due to the following:

	2006	2005	2004
Federal tax	34.0%	(34.0%)	34.0%
State tax, net	4.4%	1.2%	3.4%
Tax-exempt interest	0.0%	0.0%	(0.6%)
Foreign operations	5.9%	3.3%	12.9%
Extraterritorial income tax	(1.7%)	(3.4%)	(7.7%)
Re-evaluation of tax contingencies	0.0%	(20.3%)	0.0%
Other	0.1%	(3.0%)	0.6%
Total	42.7%	(56.2%)	42.6%

Deferred tax assets (liabilities) are comprised of the following:

	Fiscal Year 2006	2005
Contract and other reserves	$3,664,043	$2,879,672
Discontinued operations	1,662,279	1,784,013
Fixed assets and intangibles	1,080,122	913,784
Accrued compensation	737,398	669,224
Unearned stock compensation	28,506	102,576
Other	107,141	114,041
Gross deferred tax assets	$7,279,489	$6,463,310
State income taxes	(332,617)	(320,297)
Investment in foreign subsidiary	–	(81,581)
Gross deferred tax liabilities	(332,617)	(401,878)
Net deferred tax asset	$6,946,872	$6,061,432

The Company has not recorded income taxes applicable to undistributed earnings of all other foreign subsidiaries that are indefinitely reinvested in those operations. At July 31, 2006, these amounts relate primarily to operations in Saudi Arabia and Chile of approximately $1,300,000.

The Company is currently under audit by the Internal Revenue Service for the taxable years 2003 through 2004. The Company believes that adequate provisions have been made with respect to the federal tax audit and the Company believes the resolution of such audit will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. There are no other significant domestic or foreign tax audits in process or pending.

In June 2006, the FASB issued FIN 48, an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The Company is required to adopt FIN 48 in the fiscal year ended July 31, 2008. The Company is currently evaluating the impact of FIN 48 on its financial statements.

The Company's tax benefit related to continuing operations for the fiscal year ended July 31, 2005 in the amount of $1.8 million reflects an additional benefit of $660,000 as a result of a change in its estimated reserves for income tax audits. These reserves were re-evaluated and a downward adjustment was made to accommodate the close-out of Internal Revenue Service audits of the Company's fiscal years 2002 and 2003 as reported to the Company in early May 2005.

10. Shareholders' Equity

a. Class A and Class B common stock

The relative rights, preferences and limitations of the Company's Class A and Class B common stock can be summarized as follows: Holders of Class A shares are entitled to elect 25% of the Board of Directors so long as the number of outstanding Class A shares is at least 10% of the combined total number of outstanding Class A and Class B common shares. Holders of Class A common shares have one-tenth the voting power of Class B common shares with respect to most other matters.

In addition, Class A shares are eligible to receive dividends in excess of (and not less than) those paid to holders of Class B shares. Holders of Class B shares have the option to convert at any time, each share of Class B common stock into one share of Class A common stock. Upon sale or transfer, shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock, except that sales or transfers of Class B common stock to an existing holder of Class B common stock or to an immediate family member will not cause such shares to automatically convert into Class A common stock.

b. Incentive stock compensation

Under the Company's incentive stock option plan (the "plan"), key employees, including officers of the Company, were granted options to purchase shares of Class A Common stock at an option price of at least 100% of the shares' fair market value at the date of grant. Shares become exercisable after a minimum holding period of five years from the date of grant and expire after a period of ten years from the date of grant. A total of 209,390 shares were granted under the plan. The plan was terminated in March of 1996 and all options expired during fiscal year 2006.

Activity under the plan is as follows:

Options outstanding at July 31, 2003 at a weighted average price at $9.28 per share	33,390
Exercised shares	2,150
Cancelled shares at $7.25 per share	500
Expired shares at $12.38 per share	10,290
Options outstanding at July 31, 2004 at a weighted average price of $7.96 per share	20,450
Exercised shares at $7.25 per share	250
Cancelled shares	1,700
Expired shares at $9.00 per share	8,100
Options outstanding at July 31, 2005 at a weighted average price of $7.25 per share	10,400
Exercised shares at $7.25 per share	1,200
Expired shares at $7.25 per share	9,200
Options outstanding at July 31, 2006	–

The Company estimates that if it elected to measure compensation cost for employee stock based compensation arrangements under SFAS No. 123, it would not have caused net income and earnings per share for fiscal years 2004 - 2005 to be materially different from their reported amounts.

c. Stock Award Plan

Effective March 16, 1998, the Company adopted the Ecology and Environment, Inc. 1998 Stock Award Plan (the "1998 Plan"). To supplement the 1998 Plan, the 2003 Stock Award Plan (the "2003 Plan") was approved by the shareholders at the annual meeting held in January 2004 (the 1998 Plan and the 2003 Plan are collectively referred to as the "Award Plan"). The 2003 Plan will terminate on October 15, 2008. Under the Award Plan key employees (including officers) of the Company or any of its present or future subsidiaries may be designated to receive awards of Class A common stock of the Company as a bonus for services rendered to the Company or its subsidiaries, without payment therefore, based upon the fair market value of the common stock at the time of the award. The Award Plan authorizes the Company's board of directors to determine for what period of time and under what circumstances awards can be forfeited.

The Company issued 33,531 shares in fiscal year 2005 and 47,795 shares in fiscal year 2004 pursuant to the Award Plan. Unearned compensation is recorded at the time of issuance and is being amortized over the vesting period.

11. Shareholders' Equity - Restrictive Agreement

Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,167,068 shares Class B Common Stock owned by them and the former spouse of one of the individuals and the children of the individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

12. Lease Commitments

The Company rents certain office facilities and equipment under non-cancelable operating leases. The Company also rents certain facilities for servicing project sites over the term of the related long-term government contracts. These contracts provide for reimbursement of any remaining rental commitments under such lease agreements in the event that the government terminates the contract.

At July 31, 2006, future minimum rental commitments, net of estimated amounts allocable to government contracts with rental cost reimbursement clauses, were as follows:

Fiscal Year	Gross	Reimbursable	Net
2007	$1,877,852	$155,509	$1,722,343
2008	1,240,036	146,303	1,093,733
2009	868,772	149,070	719,702
2010	646,855	153,955	492,900
2011	498,383	141,283	357,100
Thereafter	368,407	180,001	188,406

Gross rental expense under the above lease commitments for 2006, 2005, and 2004 was approximately $2.7 million, $3.0 million and $3.0 million, respectively.

13. Defined Contribution Plans

Contributions to the defined contribution plan and supplemental retirement plan are discretionary and determined annually by the Board of Directors. The total expense under the plans for fiscal years 2006, 2005, and 2004 was approximately $1.3 million, $1.3 million and $1.5 million, respectively.

14. Earnings Per Share

The computation of basic earnings per share reconciled to diluted earnings per share follows:

	Fiscal Year		
	2006	2005	2004
Income (loss) from continuing operations available to common stockholders	$2,722,853	$(1,424,049)	$ 2,632,615
Loss from discontinued operations available to common stockholders	(140,266)	(162,491)	(231,298)
Income (loss) available to common stockholders	$2,582,587	$(1,586,540)	$2,401,317
Weighted average common shares outstanding (basic)	3,981,226	3,962,699	3,985,716
Basic earnings per share:			
Continued operations	$ 0.68	$ (0.36)	$ 0.66
Discontinued operations	(0.04)	(0.04)	(0.06)
Basic earnings (loss) per share	$ 0.64	$ (0.40)	$ 0.60
Incremental shares from assumed conversions of stock options and restricted stock awards	7,610	–	55,526
Adjusted weighted-average common shares outstanding	3,988,836	3,962,699	4,041,242
Diluted earnings per share:			
Continued operations	$ 0.68	$ (0.36)	$ 0.65
Discontinued operations	(0.04)	(0.04)	(0.06)
Diluted earnings (loss) per share	$ 0.64	$ (0.40)	$ 0.59

As of December 12, 2005, all outstanding stock options expired. At July 31, 2005, there were 10,400 stock options outstanding with an exercise price of $7.25, which was not included in the above calculations due to their antidilutive nature.

15. Commitments and Contingencies

From time to time, the Company is named defendant in legal actions arising out of the normal course of business. The Company is not a party to any pending legal proceeding the resolution of which the management of the Company believes will have a material adverse effect on the Company's results of operations or financial condition or to any other pending legal proceedings other than ordinary, routine litigation incidental to its business. The Company maintains liability insurance against risks arising out of the normal course of business.

Certain contracts contain termination provisions under which the customer may, without penalty, terminate the contracts upon written notice to the Company. In the event of termination, the Company would be paid only termination costs in accordance with the particular contract. Generally, termination costs include unpaid costs incurred to date, earned fees and any additional costs directly allocable to the termination.

On January 8, 2005 Othman Al-Rashed and Kuwaiti Engineering Group (KEG) filed a lawsuit in New York State Supreme Court, County of New York, as Plaintiffs, against the Consortium of International Consultants, LLC (CIC) and Safege Consulting Engineers (Safege) as Defendants, which legal proceeding was described in Part II, Item 1, Legal Proceedings of the Company's Quarterly Report for the quarterly period ended April 30, 2005 on Form 10-Q. The Plaintiff served an Amended Complaint on the Defendants in July 2005. CIC is a majority-owned subsidiary of the Company, which entered into a multi-year monitoring and assessment contract in Kuwait (the Project). As a result of the amended complaint, the Company is not named as a defendant in the lawsuit and CIC is only named as a nominal party against which the Plaintiffs are not seeking relief. The Amended Complaint alleges claims against Defendant Safege in connection with the Project and seeks damages of $5,000,000 for a breach of contract claim and a further claim by KEG against Safege for $10,000,000 of punitive damages. The Company believes that the claims in this lawsuit are either without merit or are the sole responsibility of Safege.

On or about October 28, 2005 several Plaintiffs filed an action in District Court in the City and County of Boulder, Colorado, Case No. 05 CV 1008, against three named Defendants, one of which is Walsh Environmental Scientists & Engineers, LLC (Walsh). Walsh is a majority-owned subsidiary of the Company. The Company is not named as a Defendant. The Plaintiff's Complaint alleges claims of negligence, breach of contract and trespass for unspecified damages against the Defendants resulting from a forest fire that ignited from a fallen power line during a wind storm that took place in Boulder County, Colorado in October 2003. Walsh's legal counsel has received other communication from the Plaintiff's attorneys, which indicates that Plaintiffs may be seeking damages, in the aggregate, in excess of $17,000,000. The Company's liability insurance extends to its subsidiaries. Walsh believes the claims asserted against it are without merit and intends to vigorously defend this lawsuit.

16. Recent Accounting Pronouncements

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement of the income statement–including the reversing effect of prior year misstatements–but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. We currently use the roll-over method for quantifying identified financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of August 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.

The Company will initially apply the provisions of SAB 108 using the cumulative effect transition method in fiscal year 2007. When we initially apply the provision of SAB 108, management anticipates that the impact on the Company's financial statements will not be material.

In June 2006, the FASB issued FIN 48, an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The Company is required to adopt FIN 48 in the fiscal year ended July 31, 2008. The Company is currently evaluating the impact of FIN 48 on its financial statements.

17. Acquisitions

On May 3, 2004 the Company's sixty-percent owned subsidiary, Walsh Environmental Scientists and Engineers, LLC (Walsh), acquired a sixty-percent interest in Gustavson Associates, LLC (GAL). Walsh paid $150,000 for its interest in GAL. GAL is an independent oil and minerals consultancy providing services to banks, investors, government agencies and industrial clients around the world. Walsh began consolidating the balance sheet and operating results of GAL with its own since the date of acquisition. Walsh's consolidated financial statements are consolidated with the Company's.

This acquisition has been accounted for under the purchase method with the results of their operations consolidated with the Company's results of operations from the acquisition date. No proforma statements have been provided due to the relative insignificance of this transaction.

18. Transfer of Ownership/Dispositions

On January 8, 2004 the Company entered into an agreement to grant a forty-eight percent stake in its Brazilian subsidiary, Ecology and Environment do Brasil, Ltda. (a limited partnership), to three new partners. The new partners are responsible for the in-country marketing and operations of the subsidiary. Any previous earnings, assets and liabilities remained with Ecology and Environment, Inc. The Company has provided an $80,000 capital contribution to move the office operations from Sao Paulo to Rio de Janeiro. Rio de Janeiro is where the company believes it will have a more strategic location to market its target clients. During fiscal year 2005, two of the local partners entered into an agreement to purchase the other local partner's shares. This purchase was completed in fiscal year 2006 and had no significant impact the operations of the Brazilian subsidiary.

During the second quarter of fiscal year 2005, the Company formed three new subsidiaries as well as a joint venture. These entities were formed for the purpose of obtaining future work for the Company in the Middle East, Russia, and the State of California. The new entities are as follows: MiddleEast Environmental Consultants, LLC (MEC); E & E International, LLC; E & E Environmental Services, LLC; and E & E Ward BMS Consulting Association (Joint Venture). As of July 31, 2006, only MEC and E & E Ward BMS Consulting Association were operational.

In June 2005, the Company signed an agreement to sell its 50% ownership in Beijing YiYi Ecology and Environment Engineering Co., LTD to an existing partner for $240,000. This transaction results in a loss of $72,000 and was recorded in the accompanying results of operations for fiscal year 2005.

During fiscal year 2005, members of Walsh Unit Holders LLC exercised their options to purchase an additional 1,146 shares of Walsh Environmental Scientists and Engineers, LLC at a cost of $30,360. This caused the EEI, Inc ownership percentage in this company to drop by 1.7%. There are no additional purchase options outstanding as they expired on June 30, 2005. This caused a reduction in the ownership percentage of EEI, Inc. from 60% to 58.3%.

19. Goodwill

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. Statement No. 142 discusses how intangible assets that are acquired should be accounted for in financial statements upon their acquisition and also how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Beginning on August 1, 2001 with the adoption of Statement No. 142, goodwill existing on July 31, 2001, is no longer being amortized. Rather the remaining goodwill of approximately $740,000 is subject to an annual assessment for impairment. During fiscal year 2006, this test did not result in any charges.

20. Shrimp Farm - Discontinued Operations

During the fourth quarter of fiscal year 2003, the Company made the decision to discontinue its shrimp farm operation, Frutas Marinas S.A. The Company made the decision to terminate operations at its Board of Directors' meeting in July 2003 and is committed to sell the assets.

In accordance with Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviewed the assets of Frutas Marinas S.A. to determine the extent of the impairment loss in the carrying value of the assets. The Company reports results of operations for the shrimp farm under its Aquaculture Segment. The Company is committed to marketing the sale of its farm for its highest and best value. The Company has estimated the fair value of its assets primarily based on external appraisals of the property and buildings for general farm use due to anticipated difficulty in selling the property as a shrimp farm operation because of lack of a profitable operating history. As a result, the Company has recognized an impairment loss of $5,007,364.

Operating results for the discontinued Frutas Marinas S.A. are as follows:

	FY 2006	FY 2005	FY 2004
Net revenues	$ 3,676	$ 25,736	-
Operating loss before income tax benefit	(226,089)	(236,625)	(354,550)
Provision for income tax benefit	85,823	74,144	123,252
Loss on discontinued operations	$(140,266)	$(162,491)	$(231,298)

21. Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 required that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows (undiscounted) expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. An impairment loss of $442,000 ($139,000 net of minority interest and tax) was recognized in fiscal year 2004 for the long-term assets at the Company's fish farm in Jordan. The impaired assets consist of buildings, improvements and equipment which are continued to be held for use.

In January 2005, the Company recognized a $1.6 million impairment loss as a result of its decision to close its Analytical Services Center (ASC) located in Lancaster, New York. At that time, the impairment of the land and buildings was determined based on the results of an independent appraisal and the equipment values were determined by equipment offers the Company had received. The impairment was precipitated by the Company's decision to close the operation rather than to sustain further losses while attempting to sell the segment as an on-going business. Continued losses incurred in this segment as a result of market price deterioration and a reduced emphasis by the Federal government on analytical laboratory testing was the basis for this decision. In April 2005, the Company recorded an additional impairment loss on its remaining ASC land and building assets in the amount of $1.2 million. This was the result of meetings with various commercial brokers that provided the Company with additional information on current market conditions affecting the value of the real estate. The reduced valuation is based on the likelihood that the facility will not be sold to an existing laboratory or research company, but will rather be sold as combination office and warehouse space. The testing equipment was sold during the third quarter of fiscal year 2005. Although all business operations have ceased, the ASC impairment losses are shown in the accompanying financial statements as from "continuing operations" due to the uncertainty that the assets can be sold within one year under current market conditions.

22. Segment Reporting

Ecology and Environment, Inc. has three reportable segments: consulting services, analytical laboratory services, and aquaculture. The consulting services segment provides broad based environmental service encompassing audits and impact assessments, surveys, air and water quality management, environmental engineering, environmental infrastructure planning, and industrial hygiene and occupational health studies to a worldwide base of customers. The analytical laboratory provides analytical testing services to industrial and governmental clients for the analysis of waste, soil and sediment samples. The analytical segment recognized a pretax impairment loss in the amount of $2.8 million in fiscal year 2005 as a result of its decision to close the ASC located in Lancaster, N.Y. The fish farm located in Jordan produces tilapia fish grown in a controlled environment for markets worldwide. In fiscal year 2004, an impairment loss of $442,000 ($139,000 net of minority interest and tax) was recognized for the long-term assets at the Company's fish farm operations in Jordon.

The Company evaluates segment performance and allocates resources based on operating profit before interest income/expense and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intercompany sales from the analytical services segment to the consulting segment are recorded at market selling price, intercompany profits are eliminated. The Company's reportable segments are separate and distinct business units that offer different products. Consulting services are sold on the basis of time charges while analytical service and aquaculture products are sold on the basis of product unit prices.

Independent Public Accountants

Schneider Downs & Co., Inc., independent certified public accountants, is the auditor of the Company's records. On July 7, 2005 the Company dismissed PricewaterhouseCoopers LLP ("PwC") as its auditor and appointed Schneider Downs & Co., Inc. as the Company's auditor for its fiscal year ended July 31, 2005. The Audit Committee has appointed Schneider Downs & Co., Inc. to be retained as independent auditors to examine the consolidated financial statements of the Company for the fiscal year ending July 31, 2007.

PwC's reports on the Company's consolidated financial statements for the fiscal years ended July 31, 2004 and July 31, 2003 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to dismiss PwC was made and approved by the Audit Committee of the Company's board of directors. During the fiscal year ended July 31, 2003, the fiscal year ended July 31, 2004 and the subsequent interim period from August 1, 2004 through July 7, 2005, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in its report. During the Company's fiscal year ended July 31, 2003, the fiscal year ended July 31, 2004 and the subsequent interim period from August 1, 2004 through July 7, 2005, there have been no "reportable events" (as that term is defined in Item 304 (a) (1) (v) of Regulation S-K). During the fiscal year ended July 31, 2003, the fiscal year ended July 31, 2004 and the subsequent interim period from August 1, 2004 through July 7, 2005, the Company did not consult Schneider Downs & Co., Inc. regarding any of the matters or events described in *Item* 304 (a) (2) of Regulation S-K.

Reportable segments for the fiscal year ended July 31, 2006 are as follows:

	Consulting	Analytical	Aquaculture Continued	Aquaculture Discontinued	Elimination	Total
Net revenues from external customers	$81,784,255	$ —	$ 51,265	$ —	$ —	$81,835,520
Intersegment net revenues	—	—	—	—	—	—
Consolidated net revenues	81,784,255	—	51,265	—	—	81,835,520
Depreciation expense	1,151,439	—	12,656	—		1,164,095
Segment profit (loss) before income taxes and minority interest	5,291,878	—	(115,863)	(226,089)		4,949,926
Segment assets	66,823,384	2,100,000	198,000	31,000		69,152,384
Expenditures for long-lived assets - gross	985,323	—	—	—		985,323

Geographic Information:

	Net Revenues [1]	Long-Lived Assets - Gross
United States	$69,390,520	$22,258,838
Foreign Countries	12,445,000	1,772,000

[1] Net revenues are attributed to countries based on the location of the customers. Net revenues in foreign countries include $2.1 million in Kuwait.

Reportable segments for the fiscal year ended July 31, 2005 are as follows:

	Consulting	Analytical	Aquaculture Continued	Aquaculture Discontinued	Elimination	Total
Net revenues from external customers [1]	$72,327,559	$ 2,005,782	$127,169	$ —	$ —	$74,460,510
Intersegment net revenues	668,663	—	—	—	(668,663)	—
Consolidated net revenues	72,996,222	2,005,782	127,169	—	(668,663)	74,460,510
Depreciation expense	1,169,572	318,806	12,657	—		1,501,035
Segment profit (loss) before income taxes and minority interest	1,279,209	(3,888,153)	(8,789)	(236,635)		(2,854,368)
Segment assets	53,536,535	2,100,000	314,000	27,000		55,977,535
Expenditures for long-lived assets - gross	246,290	—	—	—		246,290

Geographic Information:

	Net Revenues [1][2]	Long-Lived Assets - Gross
United States	$ 61,058,510	$22,651,414
Foreign Countries	13,402,000	519,000

[1] Net revenue of $27,536 from discontinued operations is excluded from this table.

[2] Net revenues are attributed to countries based on the location of the customers. Net revenue in foreign countries includes $2.7million in Saudi Arabia and $3.5 million in Kuwait.

Reportable segments for the fiscal year ended July 31, 2004 are as follows:

	Consulting	Analytical	Aquaculture Continued	Aquaculture Discontinued	Elimination	Total
Net revenues from external customers [1]	$ 84,464,323	$ 5,002,770	$ 33,340	$ —	$ —	$89,500,523
Intersegment net revenues	995,510	—	—	—	(995,510)	—
Consolidated net revenues	85,459,833	5,002,770	33,430	—	(995,510)	89,500,523
Depreciation expense	1,006,661	544,636	55,472	—		1,606,769
Segment profit (loss) before income taxes and minority interest	7,976,832	(1,378,988)	(597,438)	(354,550)		5,645,856
Segment assets	54,992,626	7,447,000	34,000	30,000		62,503,626
Expenditures for long-lived assets - gross	1,624,260	72,828	—	—		1,697,088

Geographic Information:

	Net Revenues [1][2]	Long-Lived Assets - Gross
United States	$55,729,523	$26,687,802
Foreign Countries	33,771,000	474,000

[1] Net revenue of $13,641 from discontinued operations is excluded from this table (sale of remaining inventories and miscellaneous supplies).

[2] Net revenues are attributed to countries based on the location of the customers. Net revenue in foreign countries includes $16.6 million in Saudi Arabia and $10.0 million in Kuwait.

Selected Quarterly Financial Data (Unaudited)

(In thousands, except per share information)

2006	First	Second	Third	Fourth
Gross revenues	$ 23,525	$ 24,029	$ 27,154	$ 23,347
Net revenues	20,275	19,853	21,253	20,455
Gross profit	10,009	9,739	10,671	10,538
Income from operations	1,580	1,300	1,365	1,426
Income from continuing operations before income taxes and minority interest	1,438	1,130	1,333	1,275
Net income from continuing operations	783	656	648	636
Net loss from discontinued operations	(37)	(28)	(28)	(47)
Net income	$ 746	$ 628	$ 620	$ 589
Net income (loss) per common share: basic				
Continuing operations	$ .20	$ .16	$ .16	$ .16
Discontinued operations	(.01)	(.01)	(.01)	(.01)
Net income (loss) per common share: basic	$ .19	$ .15	$ .15	$ .15
Net income per common share: diluted				
Continuing operations	$ .20	$ .16	$ .16	$ .16
Discontinued operations	(.01)	(.01)	(.01)	(.01)
Net income per common share: diluted	$ .19	$ .15	$ .15	$ .15

2005	First	Second	Third	Fourth
Gross revenues	$ 22,716	$ 21,172	$ 23,717	$ 23,746
Net revenues	19,158	17,414	19,036	18,852
Gross profit	9,571	8,144	9,346	9,384
Income (loss) from operations	420	(2,200)	(1,364)	1,193
Income from continuing operations before income taxes and minority interest	303	(2,383)	(1,512)	974
Net income (loss) from continuing operations	52	(1,731)	(317)	572
Net loss from discontinued operations	(47)	(32)	(29)	(54)
Net income (loss)	$ 5	$ (1,763)	$ (346)	$ 518
Net income (loss) per common share: basic				
Continuing operations	$ .01	$ (.44)	$ (.08)	$ .15
Discontinued operations	(.01)	(.01)	(.01)	(.01)
Net income (loss) per common share: basic	$ -	$ (.45)	$ (.09)	$ .14
Net income (loss) per common share: diluted				
Continuing operations	$ .01	$ (.44)	$ (.08)	$ .15
Discontinued operations	(.01)	(.01)	(.01)	(.01)
Net income (loss) per common share: diluted	$ -	$ (.45)	$ (.09)	$ .14

2004	First	Second	Third	Fourth
Gross revenues	$ 26,942	$ 27,785	$ 29,227	$ 26,668
Net revenues	22,257	20,981	24,665	21,597
Gross profit	9,619	9,574	10,967	10,323
Income from operations	1,311	1,792	1,674	1,167
Income from continuing operations before income taxes and minority interest	1,401	1,855	1,726	1,018
Net income (loss) from continuing operations	759	1,017	864	(8)
Net loss from discontinued operations	(63)	(51)	(56)	(61)
Total net income (loss)	$ 696	$ 966	$ 808	$ (69)
Net income (loss) per common share: basic				
Continuing operations	$ .19	$ .25	$ .21	$ .00
Discontinued operations	(.02)	(.01)	(.01)	(.02)
Net income (loss) per common share: basic	$ .17	$ .24	$ .20	$ (.02)
Net income (loss) per common share: diluted				
Continuing operations	$ .19	$ .25	$ .21	$ .00
Discontinued operations	(.02)	(.01)	(.01)	(.02)
Net income (loss) per common share: diluted	$ .17	$ .24	$ .20	$ (.02)

Market for E & E's Common Equity and Related Stockholder Matters

The Company's Class A Common Stock is traded on the American Stock Exchange. There is no separate market for the Company's Class B Common Stock. The following table represents the range of high and low prices of the Company's Class A Common Stock as reported by the American Stock Exchange for the periods indicated.

FISCAL 2006	High	Low
First Quarter (commencing August 1, 2005 - October 29, 2005)	$9.03	$6.75
Second Quarter (commencing October 30, 2005 - January 28, 2006)	9.49	7.70
Third Quarter (commencing January 29, 2006 - April 29, 2006)	10.88	9.35
Fourth Quarter (commencing April 30, 2006 - July 31, 2006)	10.85	9.75
FISCAL 2005	High	Low
First Quarter (commencing August 1, 2004 - October 30, 2004)	$9.75	$8.80
Second Quarter (commencing October 31, 2004 - January 29, 2005)	9.00	7.65
Third Quarter (commencing January 30, 2005 - April 30, 2005)	8.00	6.00
Fourth Quarter (commencing May 1, 2005 - July 31, 2005)	7.00	6.22

As of September 30, 2006, the number of holders of record of the Company's Common Stock was 457. The Company estimates that it has a significantly higher number of Class A Common Stock shareholders because a substantial number of the Company's shares are held in street name. The Company had 118,674 shares available for issuance under its 2003 Stock Award Plan on both August 1, 2005 and July 31, 2006.

BOARD OF DIRECTORS

Gerhard J. Neumaier
President and Director

Frank B. Silvestro
Executive Vice President and Director

Gerald A. Strobel, P.E.
Executive Vice President of Technical Services and Director

Ronald L. Frank
Executive Vice President of Finance, Secretary, Treasurer, and Director

Gerard A. Gallagher, Jr.
Director

Harvey J. Gross
Director

Ross M. Cellino
Director

Timothy Butler
Director

CORPORATE OFFICERS

Gerhard J. Neumaier
President

Frank B. Silvestro
Executive Vice President

Gerald A. Strobel, P.E.
Executive Vice President of Technical Services

Ronald L. Frank
Executive Vice President of Finance, Secretary, and Treasurer

Roger J. Gray
Senior Vice President

Laurence M. Brickman, Ph.D.
Senior Vice President

Ronald J. Skare
Senior Vice President

Fred J. McKosky, P.E.
Senior Vice President

Kevin S. Neumaier, P.E.
Senior Vice President

Nancy Aungst
Vice President

James B. Collins
Vice President

Kevin Donovan
Vice President

Gerard A. Gallagher, III
Vice President

Timothy J. Grady, P.E.
Vice President

Craig Hathaway, C.P.A.
Vice President of Finance

Cheryl A. Karpowicz
Vice President

Christopher L. Quina, P.G.
Vice President

Richard Rudy, P.G., C.P.G.
Vice President

George A. Rusk, J.D.
Vice President

Carmine A. Tronolone
Vice President

George W. Welsh
Vice President

CORPORATE OFFICES
Buffalo Corporate Center
368 Pleasant View Drive
Lancaster, NY 14086-1397
TEL: (716) 684-8060
FAX: (716) 684-0844
E-MAIL: rfrank@ene.com
WEB: www.ene.com

STOCK TRANSFER AGENT
American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
TEL: (212) 936-5100

EXCHANGE LISTING
American Stock Exchange
Ticker Symbol: EEI

INDEPENDENT AUDITOR
Schneider Downs & Co., Inc.
1133 Penn Avenue
Pittsburgh, PA 15222

LEGAL COUNSEL
Gross, Shuman, Brizdle & Gilfillan, P.C.
465 Main Street, Suite 600
Buffalo, New York 14203

FORM 10-K
E & E's Annual Report including financial statements is for the general information of the Company's shareholders. It is not intended to be used in connection with any sale or purchase of securities.

Shareholders may obtain from the Company without charge a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission, including financial schedules, by sending a written request to:

Mr. Ronald L. Frank, Secretary
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086-1397

OTHER OFFICES
Albany
Anchorage
Austin
Baton Rouge
Boulder
Chicago
Dallas
Houston
Kansas City
Miami
New York City
Orlando
Pensacola
Portland
San Antonio
San Diego
San Francisco
Seattle
Tallahassee
Virginia Beach
Washington, DC
West Palm Beach

SUBSIDIARIES
American Arab Aquaculture Company (Jordan)
Consortium of International Consultants, LLC
E & E Budapest Kft. (Hungary)
E & E Drilling and Testing Co., Inc.
E & E Environmental Services, LLC (Russia)
E & E International, LLC (Russia)
E & E Umwelt-Beratung GmbH (Germany)
E & E Ward BMS Consulting Association
Ecology & Environment Engineering, Inc.
Ecology & Environment of Saudi Arabia Co. Ltd.
Ecology and Environment de Chile S.A.
Ecology and Environment de Mexico, S.A. de C.V
ecology and environment do brasil Ltda.
Ecology and Environment Eurasia (Russia)
Ecology and Environment International Services Inc.
Ecology and Environment Limited (Ireland)
Ecology and Environment of Kazakhstan
Ecology and Environment South America Inc. (Cayman Islands)
Ecology and Environment, S.A. (Venezuela)
Frutas Marinas del Mar S.R.L. (Costa Rica)
Gestion Ambiental Consultores S.A. (Chile)
Gustavson Associates, LLC (Cayman Islands)
MiddleEast Environmental Consultants, LLC
Overstreet Orlando Mitigation Team, LLC
Serbiacious Ambiental Walsh, S.A. (Ecuador)
Tianjin Green Engineering Company (China)
Walsh Environmental Scientists & Engineers, LLC
Walsh Peru, S.A.

ecology and environment, inc.
International Specialists in the Environment

ecology and environment, inc.
International Specialists in the Environment


Who is Neptune LNG?

Ecology and Environment, Inc. • 368 Pleasant View Drive • Lancaster, NY 14086-1397

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